Exhibit 99.1

Amarin Corporation plc

Annual Report

For the year ended 31 December 2006

Registered number: 2353920

Amarin Corporation plc

Annual report

for the year ended 31 December 2006

Contents

Page

Introduction	2
Directors’ Report	3-17
Remuneration report	18-22
Statement of directors’ responsibilities	23
Independent auditors’ report to the members of Amarin Corporation plc	24-25
Consolidated profit and loss account	26
Reconciliation of movement in group shareholders’ funds/(deficit)	27
Balance sheets	28
Consolidated cash flow statement	29
Reconciliation of operating loss to net cash outflow from operating activities	30
Notes to the financial statements	31-64

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQCM: AMRN) in accordance with the requirements of the UK Companies Act 1985 (as amended) for the year ended 31 December 2006.

As used in this annual report, unless the context otherwise indicates, the terms “Group”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Additionally, Amarin Pharmaceuticals, Inc., our former U.S. subsidiary may be referred to in this annual report as “API”, and Amarin Development (Sweden) AB, our former Swedish subsidiary may be referred to in this annual report as “Amarin Development AB” or “ADAB”. Elan Corporation plc or its affiliates, a related party, may be referred to in this annual report as “Elan”. Laxdale Limited, a company which we acquired in October 2004 and is now known as Amarin Neuroscience Limited, may be referred to herein as “Amarin Neuroscience” or “Laxdale.”

Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value per share, and the term “Preference Shares” refers to our authorised preference shares, par value 5 pence per share. There are currently no Preference Shares outstanding. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our ten-for-one Ordinary Share consolidation effective on July 17, 2002 whereby ten ordinary shares of 10p each became one Ordinary Share of £1.00 each and to the subsequent sub-division and conversion of each issued and outstanding Ordinary Share of £1.00 each on June 21, 2004 into one ordinary share of 5 pence and one deferred share of 95 pence (and the subsequent purchase by the Company and cancellation of all such deferred shares) and each of the authorized but unissued ordinary shares of £1 each in the capital of the Company into 20 ordinary shares of 5 pence each.

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to U.K.  currency,  references to “U.S. Dollars”, “$” or “US$” are to U.S. currency and references to “euro” of “€” are to Euro currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

•	Miraxion(TM) which is registered in the name of our subsidiary Amarin Neuroscience Limited;

•	Permax(R), which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”;

Directors’ report for the year ended 31 December 2006

The Directors present their report and the audited financial statements for the year ended 31 December 2006.

Principal activities

Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders. Amarin’s core development pipeline includes Miraxion for CNS disorders, the global rights to an oral formulation of Apomorphine for treating patients with advanced Parkinson’s disease, a nasal formulation of Lorazepam for treating emergency seizures and a proprietary combinatorial lipid programme in pre-clinical development. Amarin is listed on the NASDAQ Capital Market (ticker: AMRN) and has secondary listings in the U.K. and Ireland on AIM and IEX respectively and has headquarters in London.

The Company continues to act as a holding company for investments in group companies and to provide certain administrative services to the Group.

Review of business

Overview

We are committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs. We have undergone major change over the last three years, including divestiture of our drug delivery business and the majority of our U.S. assets, settlement of our obligations to Elan, the acquisition of Amarin Neuroscience Limited (formerly Laxdale) and financing activity (excluding the exercise of warrants and options) that raised approximately gross proceeds of $84.9 million. The Group is now focused on advancing and expanding its research and development pipeline. During 2006, we progressed our Phase III clinical trials for Miraxion in Huntington’s disease which were initiated in 2005.

On 24 April, 2007, the Group announced top-line results from our two Phase III trials of Miraxion to treat Huntington’s disease. Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints. While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, at this stage we deem it appropriate to write off the intangible asset, all of which relates to Miraxion. This is a non-adjusting event for 2006. The write off will occur in the second quarter of 2007 and will impact the net loss and net assets of the group to an amount equivalent to the intangible asset’s carrying value at the date of impairment.

During 2006, we acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. In February 2007, we also acquired the global rights to a nasal formulation of Lorazepam for treating emergency seizures.

Revenue

During 2006, we earned milestone revenue of $0.5 million under a license agreement signed with Multicell. In 2005 Amarin licensed the exclusive, worldwide rights to LAX-202 (renamed MCT-125) for the treatment of fatigue in patients suffering from Multiple Sclerosis. Multicell intends to commence a Phase IIb trial of MCT-125 in 2007.

Research and Development

The US and EU Miraxion trials into Huntington’s disease achieved full Phase III enrolment in June and July respectively. This activity was the primary driver for the almost doubling of R&D spend over 2005 to $17.2 million, an increase of 93%. In addition we also incurred costs in acquiring and developing a novel oral formulation of Apomorphine.

General and Administrative

General and administrative expenses were $14.5 million in 2006 compared with $12.3 million in 2005, an increase of 18%. This increase in spend was primarily due to professional fees of $3.2 million associated with activities during the year, AIM/IEX listing, Sarbanes-Oxley preparation and fees associated with potential business opportunities. There was also an increase in personnel costs during the year.

Restructuring Charge

During 2006, we completed the restructuring commenced in 2005. In 2006 we had a restructuring charge of $0.5 million compared to $0.7 million in 2005. The Stirling facility in Scotland has now been vacated and employees relocated to Oxford, England.

Net Interest Income

Net interest income for 2006 was $3.4 million compared to net interest expense of $0.5 million for 2005. The 2006 net income comprises interest and similar income of $1.3 million compared to $0.4 million in 2005, an increase of 225% which was earned from cash balances held on deposit, and interest expense and similar charges of $nil compared to $0.1 million in 2005. We hold cash denominated in pounds sterling, U.S. Dollars and euro. In 2006, a gain of $2.1 million was recorded from holding pounds sterling and euro as the U.S. Dollar weakened. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.

Taxation

A research and development tax credit of $0.8 million is recognized in the year ended December 31, 2006 compared to $0.7 million in 2005, an increase of 14%. Under U.K. tax law, qualifying companies can surrender part of their tax losses in return for a cash refund.

Future developments
Amarin’s goal is to capitalise on its reputation in neuroscience and to become a leader in the development and commercialisation of novel drugs which address unmet medical needs. Amarin intends to concentrate on developing and expanding our development pipeline. Amarin intends to directly commercialise our neurology products in the U.S. and out-license or partner our product rights in Europe and Japan. Amarin also intends to out-license or partner our pipeline globally for indications outside neurology.

Amarin therefore anticipates that future revenues will comprise (i) direct product sales in the U.S. from self-marketed neurology products and (ii) milestones and royalty income from its development and marketing partners for markets outside the U.S. and for indications other than in the field of neurology.

Amarin also intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products that it can develop or market itself directly in the U.S.

Post balance sheet events
See review of the business above and note 37 to the financial statements for details of post balance sheet events.

Dividends
Amarin has never paid dividends on the ordinary shares and does not anticipate paying any cash dividends on the ordinary shares in the foreseeable future. Under English law, any payment of dividends would be subject to the Companies Act, which requires that all dividends must be approved by the board of directors and, in some cases, the shareholders, and may only be paid from Amarin’s distributable profits and only to the extent Amarin has retained earnings, in each case determined on an unconsolidated basis.

Research and development activities
The Group has a programme of expenditure on research and development activities. Research and development costs are written off as they are incurred and are included within operating expenses, as disclosed in note 6. Research and development costs include staff costs, professional and contractor fees, materials and external services.

Principal risks and uncertainties
Risks are formally reviewed by the board and appropriate processes put in place to monitor and mitigate them. If more than one event occurs it is possible that the overall effect of such events would compound the possible adverse effects on the Group.

You should carefully consider the risks and the information about our business described below, together with all of the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs and Ordinary Shares could decline.

The recent adverse top-line clinical trial data on Miraxion for Huntington’s disease could materially affect our ability to develop Miraxion for other therapeutic indications
On April 24, 2007, we reported top-line results from our two Phase III clinical trials of Miraxion to treat Huntington’s disease (HD).  We had conducted two Phase III double-blind, placebo-controlled studies in which HD patients were randomized to receive either placebo or 2 grams (1 gram twice daily) of Miraxion daily for six months.  Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints.  These top-line findings were inconsistent with earlier clinical trial data that showed statistical significance in a subset of HD patients with a CAG repeat length of less than or equal to 44.  The adverse clinical trial data on Miraxion for Huntington’s disease could materially affect our ability to develop Miraxion for other therapeutic indications.

Our Nasdaq listing may be at risk if our market capitalization falls below a minimum level
To maintain our Nasdaq Small Cap listing Amarin must maintain a minimum bid share price of $1.  In light of recent events our share price has fallen below $1 and we may be subjected to Nasdaq’s process of review as to whether we should be de-listed.  Nasdaq Rule 4320 states that a failure to meet the minimum bid price shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance.  If the issuer has not been deemed in compliance prior to the expiration of the 180 day compliance period, it shall be afforded an additional 180 day compliance period, provided, that on the 180th day of the first compliance period, the issuer demonstrates that it meets the criteria for initial listing based on the issuer's most recent public filings and market information. Compliance can be achieved during any compliance period by meeting the applicable standard for a minimum of 10 consecutive business days.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.
We have not been profitable in four of the last five fiscal years. For the fiscal years ended December 31, 2002, 2003, 2004, 2005, and 2006 we reported (losses)/profits of approximately ($37.0) million, ($19.2) million, $3.9 million, ($20.5) million and ($26.9) million, respectively, under U.K. GAAP. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for any of our products, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

During 2003 and early 2004, we had divested a majority of our assets. Although we subsequently acquired Amarin Neuroscience (formerly Laxdale Limited) and its leased facility in Stirling, Scotland on October 8, 2004, we continue to have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues other than the Multicell out-licensing contract described herein. All of our current products are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not be able to attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

In addition to advancing our existing development pipeline, we also intend to acquire rights to additional products. However, we may not be successful in doing so. We may need to raise additional capital before we can acquire any products. There is also a risk that any of our development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect our ability to generate revenues.

The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the regulatory and competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.
As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004 and our acquisition of Amarin Neuroscience in October 2004, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our business was primarily the sale of marketable products in the United States, the out-licensing of our proprietary technologies, and research and development activities. Following the acquisition of Amarin Neuroscience, we are now focused on the research, development and commercialization of novel drugs for the central nervous system, which we refer to as CNS. Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity leading to shareholder dilution.
We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the Miraxion development program (subject to such shareholders’ right to choose cash payment in lieu of equity). Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million (approximately $14.7 million at 2006 year end exchange rates) for each of the two potential market approvals (i.e., GBP£15.0 million maximum (approximately $29.4 million at 2006 year end exchange rates)).

In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million (approximately $9.8 million at 2006 year end exchange rates) for each of the two potential market approvals (i.e., GBP£10.0 million maximum (approximately $19.6 million at 2006 year end exchange rates)).

At April 30, 2007, we had 9,745,480 warrants outstanding with a weighted average exercise price of $1.58. As at April 30, 2007, we also had outstanding employee options to purchase 10,958,184 Ordinary Shares at an average price of $2.67 per share.

Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, convertible equity or debt instruments may be issued. The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.
At December 31, 2006, Amarin had a cash balance of $36.8 million and, based upon current business activities, forecasts having sufficient cash to fund operations for at least the next 12 months and potentially beyond depending on possible partnering activities with our development pipeline. There can be no assurance, however, that our efforts to obtain additional funding will be successful. If these efforts are unsuccessful, there is substantial uncertainty as to whether we will be able to fund our operations on an ongoing basis. We may also require further funds in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all. Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.
On April 24, 2007, we reported top-line results from our two Phase III clinical trials of Miraxion to treat Huntington’s disease.  Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints. The adverse clinical trial data on Miraxion for Huntington’s disease could materially affect our ability to develop the product for other therapeutic indications.  If development efforts for our products are not successful for any indication or if they are not approved by the FDA, if adequate demand for our products are not generated, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts, including our novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease, our novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (SE) and acute repetitive seizures (ARS), our proprietary combinatorial lipid pre-clinical program in CNS disorders and to acquire additional products, even if we are successful in doing so, the range of products we will be able to commercialize may be limited. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing Miraxion for any indication, our formulation of Apomorphine for treatment of Parkinson’s disease, our formulation of lorazepam for emergency seizures in epilepsy, or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for our products.
In order to successfully commercialize a product, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. Our ability to commercialize any of our products in development is dependent upon the success of development efforts in clinical studies. If these clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize products successfully. For example, if the approval process takes too long we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize products successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements of the FDA and other regulatory agencies for quality, safety and efficacy.
Our long-term strategy involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the Group, its contractors, and its products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere. In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to observe patients adequately after treatment;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during clinical trials;

•	unforeseen safety issues;

•	delay, suspension, or termination of a trial by the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials. Clinical trials that we conduct may not provide sufficient safety and effectiveness data to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. This could adversely affect our ability to earn revenues from the sale of such products. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on that product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

After approval, our products will be subject to extensive government regulation.
Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations enforced by the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application. Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries. In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must also comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure. We must also compete against other products in qualifying for reimbursement under applicable third party payment and insurance programs.

Our future products may not be able to compete effectively against those of our competitors.
Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of any of our products, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of similar indications. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competitive product obtain marketing approval prior to any of our products, this would significantly erode the projected revenue streams for this product.

The success of our future products will also depend in large part on the willingness of physicians to prescribe these products to their patients. Our future products may compete against products that have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of subscriptions for our future products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our supply of future products could be dependent upon relationships with manufacturers and key suppliers.
We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of our products and/or acquiring or developing other marketable products in the future, we will be obliged to rely on contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current NDA commitments and good manufacturing practices requirements enforced by the FDA, and similar requirements of other countries. The failure by a future manufacturer to comply with these requirements could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture our potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market or in-license new products.
We are pursuing a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity. For example, in May 2006, we acquired the global rights to a novel formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease and in March 2007 we acquired the global rights to a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (SE) and acute repetitive seizures (ARS). Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources than we do. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.
At present, we do not have any sales or marketing capability since all of our products are currently in the development stage. However, if we are successful in obtaining regulatory approval for any product, for any indication, we may directly commercialize this product for that indication in the U.S. market. Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the United States. In order to market new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the U.S. would have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources.
Our strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market. Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background. Any failure to recruit necessary personnel could have a material adverse effect on our business. Additionally, the expansion of our operations and work force could create a strain on our financial and management resources and it may require us to add management personnel.

We may incur potential liabilities relating to discontinued operations or products.
In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB, which we refer to as ADAB, our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. In February 2004, we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets, to Valeant. In connection with these transactions, we provided a number of representations and warranties to Watson and Valeant regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Watson and Valeant under certain circumstances for breaches of such representations and warranties. We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Watson or Valeant. However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

We will be dependent on patents, proprietary rights and confidentiality.
Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes. Our ability to successfully implement our business plan will depend in large part on our ability to:

•	acquire patented or patentable products and technologies;

•	obtain and maintain patent protection for our current and acquired products;

•	preserve any trade secrets relating to our current and future products; and

•	operate without infringing the proprietary rights of third parties.

Although we intend to make reasonable efforts to protect our current and future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.
We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or third parties from independently developing or learning of our trade secrets.

We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit. Patent challenges are generally highly technical, time consuming and expensive to pursue. Were we to be subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.
We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired. Furthermore, because of the specialized nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment, we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability. The failure to recruit key scientific, technical and management personnel would be detrimental to our ability to implement our business plan.

We are subject to continuing potential product liability.
Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of Amarin Pharmaceuticals Inc. in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material.

We do not at present carry product liability insurance to cover any such risks. If we were to seek insurance coverage, we may not be able to maintain product liability coverage on acceptable terms if our claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions. If we add significant products to our portfolio, we will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

Product liability claims could also be brought by persons who took part in clinical trials involving our current or former development stage products. A successful claim brought against us could have a material adverse effect on our business. Amarin does not carry product liability insurance to cover clinical trials.

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004. On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan. An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to

Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely found to be the cause of this condition, similar reports have been notified in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk. Causation has not been established, but is thought to be consistent with other fibrotic side effects observed in Permax.

On March 29, 2007, the FDA announced that the manufacturers of pergolide drug products would voluntarily remove these drug products, including Permax, from the market. Further information about the removal of Permax and other pergolide drug products is available on the FDA’s website.

During 2006, one lawsuit alleging claims related to cardiac valvulopathy and Permax was pending in the United States. Eli Lilly, Elan, Valeant, and Amarin were defendants in this lawsuit. As of the present date, this case has settled. Most of the details of this settlement are confidential. In addition, a lawsuit alleging claims related to cardiac valvulopathy and Permax was filed in February 2007 and is currently pending in the United States. Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, Athena Neurosciences, Inc., and Amarin are named as defendants in this lawsuit. In mid-April 2007, Amarin received written request from the plaintiff in this action to waive service of a summons. Amarin has taken the request under advisement.

One other lawsuit, which alleged claims related to compulsive gambling and Permax, was pending in the United States during 2006. Amarin, Eli Lilly, Elan, and Valeant were defendants in this lawsuit. As of the present date, this case has also settled under terms that are confidential. A similar lawsuit related to compulsive gambling and Permax is being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The Group has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 2006.

The price of our ADSs and Ordinary Shares may be volatile.
The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs may also be subject to volatility as a result of their limited trading market. We currently have 89,247,255 ADSs representing Ordinary Shares outstanding and 1,863,641 Ordinary Shares outstanding (which are not held in the form of ADSs). There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period ending April 30, 2007, the average daily trading volume for our ADSs was 736,185 ADSs.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs and Ordinary Shares may be affected by factors such as:

•	the announcement of new products or technologies;

•	innovation by us or our future competitors;

•	developments or disputes concerning any future patent or proprietary rights;

•	actual or potential medical results relating to our products or our competitors’ products;

•	interim failures or setbacks in product development;

•	regulatory developments in the United States, the European Union or other countries;

•	currency exchange rate fluctuations; and

•	period-to-period variations in our results of operations.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law and our Ordinary Shares were admitted to trading on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 17, 2006. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985 (as amended), and by our memorandum and articles of association and the Group is subject to the rules of AIM and IEX. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:

•
Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

•
Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise.

•
Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions. Under the rules of AIM and IEX, certain transactions require the approval of 50% of the shareholders, including disposals resulting in a fundamental change of business and reverse takeovers. In addition, certain transactions with a party related to the Group for the purposes of the AIM rules requires that the Group consult with its nominated adviser as to whether the transaction is fair and reasonable as far as shareholders are concerned.

•
Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law.

•
The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.
A number of our directors and executive officers and those of each of our subsidiaries, including Amarin Finance Limited, are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States. Amarin Finance Limited is an exempted company limited by shares organized under the laws of Bermuda. We have been advised by our Bermuda attorneys that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.
We prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and euro as a result of our being engaged in activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling or euro on the other hand. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to limit the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the United States, changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to pounds sterling and/or the euro.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.
There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. Holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

If we fail to comply with the terms of our licensing agreement with Scarista Limited, our licensor may terminate certain licenses to patent rights, causing us to lose valuable intellectual property assets with respect to Miraxion.
Under the terms of a licensing agreement between Scarista Limited and Amarin Neuroscience, our exclusive license to certain valuable patent rights with respect to Miraxion covering certain of our technologies may be terminated if we fail to meet various obligations to Scarista. Under the terms of this agreement we are obligated to meet certain performance obligations in respect of the clinical development and commercialization of Miraxion, payment of royalties, and filing, maintenance and prosecution of the covered patent rights. Under the terms of this agreement Scarista is entitled to terminate this agreement forthwith by notice in writing if we commit a material breach of this Agreement and fail to remedy the same within 90 days after receipt of such written notice of the breach. The performance of our obligations to Scarista will require increasing expenditures as the development of Miraxion continues. We cannot guarantee that we will continue to have the funds necessary to meet our obligations under this agreement to fulfill these licensing obligations.

We do not currently have the capability to undertake manufacturing of any potential products.
We have not invested in manufacturing and have no manufacturing experience. We cannot assure you that we will successfully manufacture any product we may develop, either independently or under manufacturing arrangements, if any, with third party manufacturers. To the extent that we enter into contractual relationships with other companies to manufacture our products, if any, the success of those products may depend on the success of securing and maintaining contractual relationships with third party manufacturers (and any sub-contractors they engage).

We do not currently have the capability to undertake marketing, or sales of any potential products.
We have not invested in marketing or product sales resources. We cannot assure you that we will be able to acquire such resources. We cannot assure you that we will successfully market any product we may develop, either independently or under marketing arrangements, if any, with other companies. To the extent that we enter into contractual relationships with other companies to market our products, if any, the success of such products may depend on the success of securing and maintaining such contractual relationships the efforts of those other companies (and any sub-contractors they engage).

We have limited personnel to oversee out-sourced clinical testing and the regulatory approval process.
It is likely that we will also need to hire additional personnel skilled in the clinical testing and regulatory compliance process if we develop additional product candidates with commercial potential. We do not currently have the capability to conduct clinical testing in-house and do not currently have plans to develop such a capability. We out-source our clinical testing to contract research organizations. We currently have a limited number of employees and certain other outside consultants who oversee the contract research organizations involved in clinical testing of our compounds.

We cannot assure you that our limited oversight of the contract research organizations will suffice to avoid significant problems with the protocols and conduct of the clinical trials.
We depend on contract research organizations to conduct our pre-clinical and our clinical testing. We have engaged and intend to continue to engage third party contract research organizations and other third parties to help us develop our drug candidates. Although we have designed the clinical trials for drug candidates, the contract research organizations will be conducting all of our clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control. In addition, the contract research organizations may not perform all of their obligations under arrangements with us. If the contract research organizations do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates. The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Despite the use of confidentiality agreements and/or proprietary rights agreements, which themselves may be of limited effectiveness, it may be difficult forus to protect our trade secrets.
We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require certain of our academic collaborators, contractors and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information.

Potential technological changes in our field of business create considerable uncertainty.
We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in research are expected to continue at a rapid pace in both industry and academia. We cannot assure you that research and discoveries by others will not render some or all of our programs or product candidates uncompetitive or obsolete.

Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of neurological disorders. We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

Third-party reimbursement and health care cost containment initiatives and treatment guidelines may constrain our future revenues.
Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope. Increasingly, third-party payers attempt to contain health care costs in ways that are likely to impact our development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	introducing reimportation schemes from lower priced jurisdictions;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payers;

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

•	refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the U.K., or similar agencies in other countries.

We are undergoing significant organizational change. Failure to manage disruption to the business or the loss of key personnel could have an adverse effect on our business.
We are making significant changes to both our management structure and the locations from which we operate. As a result of this, in the short term, morale may be lowered and key employees may decide to leave, or may be distracted from their usual role. This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business. The benefits of these changes are expected to be a significant improvement in operating effectiveness and substantial cost savings. Management does not expect this organizational change will impact internal control over financial reporting.

Key performance indicators
The Group is focused on advancing and expanding its research and development pipeline. During 2006, we progressed our Phase III clinical trials for Miraxion in Huntington’s disease which were initiated in 2005. On 24 April, 2007 we announced that the clinical trials study data showed no statistically significant difference between Miraxion and placebo with regard to the primary and secondary endpoints.

During 2006, we also acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.

In March 2007, the Group announced the acquisition of a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients. The Group plans to initiate a pharmacokinetic trial in 2007 with the objective of commencing efficacy trials in 2008.

Directors
The directors of the Company at 31 December 2006, who have been directors for the whole of the year ended on that date, except as noted below, were as follows:

Executive
R A B Stewart (Chief Executive Officer)
A D Cooke (Chief Financial Officer)

Non-executive
T G Lynch (Chairman)
J Groom
Dr W Mason
A Russell-Roberts
Dr S Kukes
Dr M Walsh
Dr P Lachman
Dr John Climax	Appointed 20 March 2006

Dr W Hall was appointed as a non-executive director on 23 February 2007.

Directors' interests in shares of the Company
The beneficial interests at 31 December 2006 of the persons who on that date were directors in the ordinary shares of the Company were as follows:

	Ordinary shares		Share options/warrants to acquire ordinary shares
	2006	2005	2006	2005

Ordinary shares of £0.05 each
T G Lynch (Chairman)*	9,998,208	9,696,038	707,921	707,921
R A B Stewart	57,340	53,983	2,058,663	958,663
A D Cooke	270,211	250,133	1,465,594	590,594
J Groom	417,778	404,349	150,099	110,099
A Russell-Roberts	2,350	2,350	115,000	75,000
Dr W Mason	-	-	80,000	40,000
Dr S Kukes	7,489,212	6,997,685	559,802	519,802
Dr M Walsh	214,507	214,507	78,119	38,119
Dr P Lachman	-	-	40,000	-
Dr J Climax**	6,380,109	6,312,961	286,980	226,980

No directors exercised options during the year.

*These shares and share warrants are held by Amarin Investment Holding Limited, a company registered in Bermuda and controlled by Mr Lynch.

** 5,664,446 of the ordinary shares and all the share warrants are held by Sunninghill Limited, an entity controlled by Dr J Climax.

Further details on share options held by directors are given on pages 21 and 22 in the Remuneration report.

Corporate governance
The Directors intend to comply as far as is practicable (having regard to the size, nature and current stage of development of the Company, its growth strategy, and its primary listing on NASDAQ) with the Combined Code, as applicable to listed companies and set out in the Listing Rules of the UK Listing Authority and the Listing Rules of the Irish Stock Exchange.

The Board is comprised of 2 executive directors and 9 non-executive directors. The Company will hold Board meetings throughout the year at which reports relating to the Group’s operations, together with financial reports, will be considered. The Board is responsible for formulating, reviewing and approving the Group’s strategy, budgets, major items of capital expenditure and acquisitions.

The Board has an audit committee and a remuneration committee with formally delegated duties and responsibilities. The remuneration committee comprises Mr. Anthony Russell-Roberts (Chairman), Dr. Michael Walsh and Dr. Prem Lachman. The remuneration committee’s primary responsibility is to approve the level of remuneration for executive directors and key employees. It may also grant options under our share option schemes to employees and executive directors and must approve any service contracts for executive directors and key employees. Non-executive directors’ remuneration is determined by the full board of directors. The audit committee, comprising of Dr. William Mason (Chairman), Dr. Simon Kukes and Mr. John Groom, meets, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements. The audit committee also reviews proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

The Directors intend to comply with Rule 21 of the AIM Rules and Rule 21 of the IEX Rules relating to directors’ dealings as applicable to AIM and IEX companies respectively and will take all reasonable steps to ensure compliance by the Group’s applicable employees.

Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 309B(1) of the Companies Act 1985) are in force for the benefit of the Directors and the Secretary.

Audit committee
The terms of reference of the audit committee include that it comprises three non-executive directors of the Company; that it will meet, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements; and that it will also review proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

The members of the audit committee during the year were:

Dr W Mason (Chairman)
Mr A Russell-Roberts
Mr J Groom (designated financial expert)
Dr S Kukes

Mr. Russell-Roberts resigned from the audit committee on 20 March 2006 and was replaced by Dr Kukes.

Going concern
After making enquiries, the directors have a reasonable expectation that the Company will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts (see note 1).

Donations
No charitable donations were made in the year (2005: $10,000).  Political donations amounting to $2,600 were made to The Progressive Democrats during 2006 (2005: nil).

Reporting currency
The reporting currency of the company continues to be US Dollars.

Liquidity risk
The Group has historically financed its operations through a number of loan facilities. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity. More recently, Amarin has raised finance by a private placement of ordinary shares and intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further financings.

Credit risk
The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Creditor payment policy
The Company has no formal creditor payment policy. However, the Company endeavours to settle its terms of payment with suppliers when agreeing the terms of each transaction and to pay in accordance with its contractual and other legal obligations.  Where possible UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies. Group trade creditors at 31 December 2006 were equivalent to 8 days purchases during the year.

Foreign branch
For the period 1 January to 4 October 2005, the Company operated a branch in the Republic of Ireland.  Amarin Pharmaceuticals Ireland Limited was incorporated on 5 October 2005 as a fully owned subsidiary of Amarin Corporation plc.

Disclosure of information to auditors
As required under the Companies Act 1985, section 234ZA(2), the directors confirm that, to their knowledge, there is no relevant audit information of which the company’s auditors are unaware.

The directors have taken all the steps that ought to have been taken as a director to make themselves aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

Auditors
A resolution to reappoint PricewaterhouseCoopers as auditors to the Company will be proposed to the Annual General Meeting.

By order of the board

/s/ T Maher
Company Secretary
8 May 2007

Remuneration report for the year ended 31 December 2006

Unaudited
Remuneration policy
The Company's policy on remuneration is to attract, retain and incentivise the best staff, recognising that they are key to the success of the business.

Consistent with this policy, the Company’s benefit packages awarded to directors are intended to be competitive and comprise a mix of remuneration designed to incentivise directors, but not to detract from the goals of good corporate governance. The Company has its primary listing on NASDAQ and is subject to NASDAQ corporate governance rules. The Company has secondary listings in the U.K. and Ireland on AIM and IEX respectively and endeavours to comply as far as is practicable (having regard to the size, nature and current stage of development of the Company, its growth strategy and its primary listing on NASDAQ) with the U.K. Combined Code, as applicable to listed companies and set out in the Listing Rules of the U.K. Listing Authority and the Listing Rules of the Irish Stock Exchange.

The Company’s natural competitor group lies within the pharmaceutical industry, especially the emerging and specialty pharmaceutical sector of this industry.  Subject to changes in the industry and to competitive and other pressures, the Company will generally align its rates of remuneration with this sector, both in terms of overall packages and the division between basic and performance related elements. However, it is recognised that such competition is only one of a number of factors to be taken into account.

Long-term incentives are provided to directors in the form of executive share options and additionally, in the case of executive directors, by the granting of end of year bonuses. Share options have the advantage of directly linking executive rewards to increases in shareholder wealth whereas bonuses are linked to the contributions of the relevant director in attempting to achieve such shareholder wealth.

It is the intention of the board to grant share options to executive directors to reward performance. Additionally, the board may award options from time to time to non-executive directors as is relatively standard practice in the U.S.

Share options are currently granted to directors pursuant to the Amarin Corporation Plc 2002 Stock Option Plan approved by the shareholders in general meeting on 19 July 2002 (“the option plan”). A maximum of 8,000,000 Ordinary Shares could be issued under this plan. This limit was increased to 8,986,439 Ordinary Shares by the Remuneration Committee of the board on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. This limit was further increased to 12,000,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007. Employees, officers, consultants and independent contractors are eligible persons under the plan.

In the event that a director resigns, then under the option plan, the unvested options lapse, and vested but unexercised options will lapse twelve months following the date of such resignation.  Share options granted to directors pursuant to the option plan vest in three equal tranches during the three year period from the grant date to the third anniversary of the grant date.

The Company has not in the past awarded shares to directors nor is there any other form of long-term incentive scheme in place to reward executive directors save as set out in this report.

The remuneration committee of the board (“the committee”) has the delegated authority of the board to vary executive directors’ remuneration to include the award of end of year bonuses and grant of options to such executive directors.  The committee assesses the level of any such variation with reference to the executive director’s and the Company’s performance throughout any relevant time period. The committee also endeavours to obtain comparative information highlighting the pay and conditions of peer group executives and takes into account any other relevant factors so as to ensure that the Company’s executive directors are properly remunerated.

In particular, the committee retained a U.S. based compensation consultant during 2006 to review the Company’s executive compensation program, with a particular focus from a U.S. based perspective. The committee considered an Executive Compensation Review report which was submitted to the committee by the compensation consultant in late 2006.

There have been no departures from the Company's policy on granting share options during the year.

Performance graph
In the opinion of the Directors, the indices below are the most appropriate indices against which the total shareholder return of the Company should be measured.  The NASDAQ Bio Index has been selected because it is an index of US quoted biotechnology and pharmaceutical companies.

January 2000 =100
Source:  NASDAQ – Whole Market index and Bio index.  The NASDAQ Market index has been used to compare the shareholder return for all companies listed on the NASDAQ.  The NASDAQ Bio index has been used to give a comparison of the shareholder returns from biotechnology and pharmaceutical companies listed on the NASDAQ Stock Market.

As depicted above, over the last five years Amarin has under-performed relative to the NASDAQ and NASDAQ Bio indices to give a shareholder return of -90%, while the NASDAQ index gave a return of 27% and the NASDAQ Bio index a return of 5%.

Directors’ service contracts
It is the Company’s policy that directors’ service contracts should be no more than five years in duration that they should have notice periods of not more than one year and that contractual termination payments should not exceed the director’s remuneration for the previous calendar year. No directors are currently under fixed term contracts.

The details of the service contracts of those who served as directors during the year 2006 are:

Name		Contract date	Unexpired term	Notice Period	Contractual termination payments
T G Lynch		21 January 2000	N/A	Reasonable notice	None
RAB Stewart		23 November1998	N/A	12 months	None
A Cooke		12 May 2004	N/A	12 months	None
J Groom		29 May 2001	N/A	Reasonable notice	None
A Russell-Roberts		7 April 2000	N/A	Reasonable notice	None
Dr W Mason		19 July 2002	N/A	Reasonable notice	None
Dr S Kukes		01 January 2005	N/A	Reasonable notice	None
Dr M Walsh		01 January 2005	N/A	Reasonable notice	None
Dr P Lachman		04 August 2005	N/A	Reasonable notice	None
Dr J Climax	Appointed 20 March 2006	20 March 2006	N/A	Reasonable notice	None

Members of the Remuneration Committee
The members of the remuneration committee during the year were:

A Russell-Roberts (Chairman)
Dr P Lachman
Dr M Walsh
T G Lynch

The committee consists exclusively of non-executive directors. Mr Lynch resigned from the committee on 20 March 2006 and was replaced by Dr Lachman.

During the year, the following parties provided advice that materially assisted the remuneration committee:

Cahill, Gordon & Reindel, New York
Fred W. Cook & Co., Inc. New York

Audited
Remuneration package

Directors’ detailed emoluments
Name	Salary & fees $000	Benefits in kind $000	Annual bonus $000	2006 Total $000	2005 Total $000
T Lynch (Chairman)*	482	-	-	482	250
R Stewart (Chief Executive Officer)**	515	9	291	815	830
A Cooke (Chief Financial Officer)**	353	5	106	464	406
J Groom	-	-	-	-	45
A Russell-Roberts	85	-	-	85	72
Dr W Mason	74	-	-	74	72
Dr S Kukes	46	-	-	46	45
Dr M Walsh	46	-	-	46	45
Dr P Lachman	46	-	-	46	19
Dr J Climax	39	-	-	39	-
	1,686	14	397	2,097	1,784

Benefits in kind include medical and life insurance for each executive director. No expense allowances were provided to the directors during the year.

*	Fees in respect of a Consultancy Agreement with Mr Lynch. See note 38 “Related Party Transactions”.
**
In addition to the above, Mr Stewart and Mr Cooke have pension contributions paid into their personal scheme or accrued by the Group in 2006 of $169,000 and $125,000 respectively. The payments, which are in excess of Mr Stewart’s and Mr Cooke’s normal entitlement under the Group’s pension scheme arrangements, were approved by the committee.  In the case of Mr. Stewart, $135,000 of the pension contribution represents a catch up payment relating to the Group’s pension obligation to Mr Stewart from prior years.

No compensation for loss of office was paid to former directors in 2006 (2005: $nil).

 Share schemes

Interests in share options and warrants over Amarin Corporation plc
Details of options and warrants held by directors as at 31 December, 2006, are set out below:

Date of grant	Earliest exercise date	Expiry date	Exercise price (US $)	No. at 1 January 2006* (£0.05 shares)	Options granted /warrants purchased	Exercised in year	Lapsed in year	No. at 31 December 2006 (£0.05 shares)

R A B Stewart:
23/11/98	23/11/98	23/11/08	5.00	100,000	-	-	-	100,000
23/11/98	23/11/98	23/11/08	5.00	250,000	-	-	-	250,000
23/01/02	23/01/03	22/01/12	17.65	150,000	-	-	-	150,000
06/11/02	06/11/03	05/11/12	3.10	150,000	-	-	-	150,000
10/06/05	10/06/07	10/06/15	1.30	300,000	-	-	-	300,000
21/12/05 (warrants)	19/06/06	21/12/10	1.43	8,663	-	-	-	8,663
16/1/06	16/1/07	16/1/16	1.95	-	300,000	-	-	300,000
08/12/06	08/12/07	08/12/16	2.30	-	800,000	-	-	800,000
				958,663	1,100,000	-	-	2,058,663
A Russell-Roberts:
07/04/00	07/04/00	06/04/10	3.00	10,000	-	-	-	10,000
19/02/01	19/02/01	11/02/11	6.13	10,000	-	-	-	10,000
23/01/02	23/01/03	22/01/12	17.65	15,000	-	-	-	15,000
06/11/02	06/11/03	05/11/12	3.10	15,000	-	-	-	15,000
21/07/04	21/07/05	21/07/14	0.84	25,000	-	-	-	25,000
11/01/06	11/01/07	11/01/16	1.35	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				75,000	40,000	-	-	115,000
J Groom:
23/01/02	23/01/03	22/01/12	17.65	15,000	-	-	-	15,000
06/11/02	06/11/03	05/11/12	3.10	15,000	-	-	-	15,000
21/07/04	21/07/05	21/07/14	0.84	25,000	-	-	-	25,000
21/12/05 (warrants)	19/06/06	21/12/10	1.43	55,099	-	-	-	55,099
11/01/06	11/01/07	11/01/16	1.35	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				110,099	40,000	-	-	150,099
W Mason:
06/11/02	06/11/03	05/11/12	3.10	15,000	-	-	-	15,000
21/07/04	21/07/05	21/07/14	0.84	25,000	-	-	-	25,000
11/01/06	11/01/07	11/01/16	1.35	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				40,000	40,000	-	-	80,000
A Cooke:
07/07/04	07/07/05	07/07/14	0.85	375,000	-	-	-	375,000
10/06/05	10/06/07	10/06/15	1.30	200,000	-	-	-	200,000
21/12/05 (warrants)	19/06/06	21/12/10	1.43	15,594	-	-	-	15,594
16/01/06	16/01/07	16/01/16	1.95	-	200,000	-	-	200,000
08/12/06	08/12/07	08/12/16	2.30	-	675,000	-	-	675,000
				590,594	875,000	-	-	1,465,594
T Lynch**:
25/02/04	25/02/05	25/02/14	1.90	500,000	-	-	-	500,000
21/12/05 (warrants)	19/06/06	21/12/10	1.43	207,921	-	-	-	207,921
				707,921	-	-	-	707,921
Dr P Lachman:
11/01/06	11/01/07	11/01/16	1.35	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				-	40,000	-	-	40,000
Dr S Kukes:
21/12/05 (warrants)	19/06/06	21/12/10	1.43	519,802	-	-	-	519,802
11/01/06	11/01/07	11/01/16	1.35	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				519,802	40,000	-	-	559,802

Date of grant	Earliest exercise date	Expiry date	Exercise price (US $)	No. at 1 January 2006* (£0.05 shares)	Options granted /warrants purchased	Exercised in year	Lapsed in year	No. at 31 December 2 006** (£0.05 shares)

Dr M Walsh:
21/12/05 (warrants)	19/06/06	21/12/10	1.43	38,119	-	-	-	38,119
11/01/06	11/01/07	11/01/16	1.35	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				38,119	40,000	-	-	78,119
Dr J Climax***:
21/12/05 (warrants)	14/06/06	21/12/10	1.43	226,980	-	-	-	226,980
27/01/06	27/01/07	27/01/16	2.72	-	20,000	-	-	20,000
20/03/06	20/03/07	20/03/16	3.26	-	20,000	-	-	20,000
08/12/06	08/12/07	08/12/16	2.30	-	20,000	-	-	20,000
				226,980	60,000	-	-	286,980

*or at date of appointment if later

**Warrants held by Amarin Investment Holding Limited (“AIHL”) which is an entity controlled by our chairman, Mr Lynch.

***Warrants held by Sunninghill Limited which is an entity controlled by one of our non-executive directors, Dr J. Climax.

During the year ended 31 December 2006, no other directors have been granted share options in the shares in the Company or other group entities.  None of the terms and conditions of the share options was varied during the year.  All options were granted in respect of qualifying services.

The options were granted at nil cost to the directors. The criteria for granting the above share options is consistent with the remuneration policy as outlined on page 18 of this report.  Once awarded, the exercise of the share options is unconditional.

The market price of the Company’s shares at the end of the financial year was US$2.28 and the range of the market prices during the year was US$3.74 and US$1.27.

Long-term incentive scheme
There are no long-term incentive schemes in place in respect of any of the directors.

Pensions
Two directors, Mr Stewart and Mr Cooke had pension contributions paid into their personal scheme or accrued by the Group in 2006 of $169,000 (2005: $33,000) and $125,000 (2005: $103,000) respectively. The payments, which are in excess of Mr Stewart’s and Mr Cooke’s normal entitlement under the Group’s pension scheme arrangements, were approved by the committee.  In the case of Mr Stewart, $135,000 of the pension contribution represents a catch up payment relating to the Group’s pension obligation to Mr Stewart from prior years.

Directors’ pension entitlement
The Company facilitates the payment/accrual of defined contributions into independently administered personal pension funds for two of its directors (Mr Stewart and Mr Cooke).

On behalf of the board

/s/ A Russell-Roberts
Chairman of the Remuneration Committee
8 May 2007

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period.

In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable UK Accounting Standards have been followed; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

/s/ T Maher
Company Secretary
8 May 2007

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF AMARIN CORPORATION PLC

We have audited the group and parent company financial statements (the “financial statements”) of Amarin Corporation, plc for the year ended 31 December 2006 which comprise of the Group Profit and Loss Account, the Reconciliation of Movement in the Group Shareholders’ Funds/ (Deficit), Group and Company Balance Sheets, the Group Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose.  We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors’ Report and the unaudited part of the Directors’ Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited.  It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.

Opinion
In our opinion:

•
the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group’s and parent Company’s affairs as at 31 December 2006 and of the Group’s loss and cash flows for the year then ended;

•	the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors' Report is consistent with the financial statements.

Emphasis of Matter-Post Balance Sheet Event

As more fully explained in note 37 the Group announced on 24 April 2007 that the Phase III trials of Miraxion in Huntington’s disease have  been unsuccessful. Due to the results of the trials the directors deem it appropriate to write-off the value of the intangible asset all of which relates to Miraxion. This is a non-adjusting post balance sheet event and the write-off will occur in Quarter 2 2007 and will impact the net loss and net assets of the group to an amount equivalent to the carrying value at the date of impairment. Our opinion is not qualified in respect of this matter.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland
8 May 2007

Amarin Corporation plc
Consolidated profit and loss account for year ended
31 December 2006

		Total	Total
	Note	2006	2005* as restated
		$’000	$’000

Turnover	4	500	500
Cost of Sales		-	-
Gross profit		500	500

Net operating (expenses)	6	(31,661)	(21,248)

Operating loss		(31,161)	(20,748)
Net interest gains/(losses)
Interest receivable and similar income	9	3,444	395
Interest payable and similar charges	10	(2)	(892)
(Loss) on ordinary activities before taxation	11	(27,719)	(21,245)
Tax credit on (loss) on ordinary activities	12	799	698
(Loss) for the financial year		(26,920)	(20,547)
Retained (loss) for the financial year	29	(26,920)	(20,547)

		U.S. Cents	U.S. Cents
Basic (loss) per ordinary share	14	(32.7)	(44.0)
Fully diluted (loss) per ordinary share	14	(32.7)	(44.0)

There is no difference between the loss on ordinary activities before taxation and retained loss for the years stated above, and their historical cost equivalents.

The Group has no recognised gains and losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

*As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January, 2006, see note 28.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc
Reconciliation of movement in group shareholders’ funds

	Note	2006	2005* as restated
		$’000	$’000
(Loss) for the financial year		(26,920)	(20,547)
Share based compensation	28	2,201	1,840
New share capital issued	26	26,424	44,538
Share issuance costs	29	(2,450)	(3,944)
Net change in shareholders’ (deficit)/funds		(745)	21,887
Opening shareholders’ funds		38,580	16,693
Closing shareholders’ funds		37,835	38,580

*As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January, 2006, see note 28.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc
Balance sheets at 31 December 2006

		Group		Company
	Note	2006	2005	2006	2005
		$’000	$’000	$’000	$’000

Fixed assets
Intangible assets	15	8,953	9,627	3,082	3,314
Tangible assets	16	282	460	25	194
Investments	17	—	—	6,253	6,253
		9,235	10,087	9,360	9,761
Current assets
Stock	18	—	—	—	—
Debtors	19	2,789	2,766	32,977	13,661
Cash at bank and in hand		36,802	33,907	34,719	33,691
		39,591	36,673	67,696	47,352
Creditors: amounts falling due within one year	21	(10,756)	(8,000)	(17,990)	(19,763)
Net current assets		28,835	28,673	49,706	27,589
Total assets less current liabilities		38,070	38,760	59,066	37,350
Creditors: amounts falling due after more than one year	22	(116)	(165)	(116)	(151)
Provisions for liabilities and charges	24	(119)	(15)	(119)	(15)
Net assets		37,835	38,580	58,831	37,184
Capital and reserves
Called up share capital	26	7,990	6,778	7,990	6,778
Capital redemption reserve	29	27,633	27,633	27,633	27,633
Treasury shares	29	(217)	(217)	—	—
Share premium account	29	146,859	124,097	144,133	121,371
Profit and loss account	29	(144,430)	(119,711)	(120,925)	(118,598)
Total shareholders’ funds		37,835	38,580	58,831	37,184

The accompanying notes are an integral part of the financial statements.

The financial statements on pages 26 to 64 were approved by the Board of Directors on 8 May 2007 and were signed on its behalf by:

/s/R A B Stewart
Director
8 May 2007

Amarin Corporation plc
Consolidated cash flow statement for the year ended
31 December 2006

	Note	2006	2005* as restated
		$’000	$’000

Net cash outflow from operating activities		(24,756)	(15,515)
Returns on investment and servicing of finance
Interest received	9	1,344	395
Interest paid on loans and overdrafts		—	(62)
Interest paid on finance leases	10	(2)	(3)
Net cash inflow from returns on investments and servicing finance		1,342	330
Taxation
Corporation tax refund		505	479
Capital expenditure and financial investment
Purchase of tangible fixed assets		(245)	(135)
Net cash (outflow) from capital expenditure and financial investment		(245)	(135)
Cash (outflow) before management of liquid resources and financing		(23,154)	(14,841)
Financing
Issue of ordinary share capital	26	26,424	42,538
Expenses of issue of ordinary share capital	29	(2,450)	(3,944)
Repayment of principal under finance leases	34	(25)	(8)
Net cash inflow from financing		23,949	38,586
Increase in cash	33	795	23,745

The accompanying notes are an integral part of the financial statements.

*Net cash outflow from operating activities for year ended 31 December, 2005 has been reduced by $2,600,000 to reflect the correction of a misclassification of expenses on issue of ordinary shares from operating activities to financing activities.

Amarin Corporation plc
Reconciliation of operating loss to net cash outflow from operating activities

	2006	2005** as restated
	$’000	$’000

Operating loss	(31,161)	(20,748)
Depreciation on tangible fixed assets	121	135
Amortization of intangible fixed assets	674	675
Impairment of tangible fixed assets	235	—
Loss on disposal of tangible fixed assets	67	—
Share based compensation	2,201	1,840
Decrease/(increase) in other debtors	316	(560)
(Increase)/decrease in prepayments and accrued income	(34)	6
Increase/(decrease) in trade creditors	1,317	(309)
(Decrease)/increase in other creditors	(583)	641
Increase/(decrease) in other taxation and social security	38	(78)
Increase in accruals and deferred income	1,949	3,555
Increase/(decrease) in provisions	104	(672)
Net cash outflow from continuing operating activities	(24,756)	(15,515)

Details of exceptional cash flows are discussed in note 3.

The accompanying notes are an integral part of the financial statements.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January, 2006, see note 28.

**
Net cash outflow from operating activities for year ended 31 December, 2005 has been reduced by $2,600,000 to reflect the correction of a misclassification of expenses on issue of ordinary shares from operating activities to financing activities.

Amarin Corporation plc
Notes to the financial statements for the year ended 31 December 2006

1.	Basis of preparation

Going concern and liquidity
At 31 December, 2006, Amarin had a cash balance of $36.8 million and the directors, based upon current business activities, forecast having sufficient cash to fund operations for at least the next 12 months from 8 May 2007, being the date of approval of the accounts and potentially beyond depending on possible partnering activities with our development pipeline. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

2.	Principal accounting policies

The financial statements have been prepared in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. A summary of the more important group accounting policies, which have been reviewed by the Board in accordance with Financial Reporting Standard (“FRS”) 18 “Accounting Policies” and which have been applied consistently, is set out below.

The Group has taken the exemption permitted within FRS 25 “Financial instruments: disclosure and presentation” from restating comparative amounts. The Group’s preference shares and the related dividends have therefore not been reclassified as liabilities and interest respectively.

Basis of accounting
The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation
The consolidated financial statements include the Group and all its subsidiary undertakings. The turnover and results of subsidiary companies are included in the financial statements from the date of acquisition.

In the case of disposals, turnover and results are included up to the date control passes to the new owner.

Goodwill
Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill thus arising is capitalized and amortized over its useful economic life.

Intangible fixed assets are recognized when they meet the definitions set out in accounting standards. FRS 7 “Fair values in acquisition accounting” refers to separability (where items can be disposed of separately from the company as a whole) and control (e.g. via custody or legal/contractual rights). FRS 10 “Goodwill and intangible assets” refers to reliable measurement. The Group has applied these standards to the acquisition of Amarin Neuroscience Limited such that the value of the intangible fixed asset, as supported by risk adjusted discounted cashflow analysis, is capped to ensure negative goodwill does not arise.

Tangible fixed assets and intangible fixed assets
Tangible and intangible fixed assets are stated at cost, being their purchase cost, together with any incidental expenses of acquisition.

Depreciation/amortization is calculated so as to write off the cost of tangible/intangible fixed assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal annual rates used for this purpose are:

Plant and equipment	10-20%
Motor vehicles	25%
Fixtures and fittings	20%
Computer equipment	33.33%

Leasehold land and buildings are amortized over the period of the lease.

Intangible fixed assets are amortized on a straight line basis over 15.5 years, which is the period over which the Group expected to benefit from these assets.

Evaluation of assets for impairment
The Group reviews its long-lived assets for possible impairment when a triggering event is identified by comparing their discounted expected future cash flows or evidence of net realizable value to their carrying amount. An impairment loss is recognized if the recoverable amount is less than the carrying amount of the asset.

Fixed asset investments
Fixed asset investments are shown at cost less any provision for impairment.

Research and development expenditure
On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy. Costs are expensed to the income statement on a systematic basis over the estimated life of trials to ensure the costs charged reflect the research and development activity performed. All research and development costs are written off as incurred and are included within operating expenses, as disclosed in note 6. Research and development costs include staff costs, professional and contractor fees, materials and external services.

Pre-launch costs
Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs
The Group has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended 31 December 2006 costs incurred were $nil (31 December 2005:$nil).

Stocks and work in progress
Stocks and work in progress are stated at the lower of cost or net realizable value. In general, cost is determined on a “first in, first out” basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Finance and operating leases
Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the lease term. Where fixed assets are financed by leasing arrangements which transfer to the Group substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and are included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease terms or the useful lives of equivalent owned assets.

Foreign currencies
Where it is considered that the local currency of an operation is U.S. Dollars, the financial statements are expressed in U.S. Dollars on the following basis:

a. Fixed assets are translated into U.S. Dollars at the rates ruling on the date of acquisition.

b. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. Dollars at the foreign exchange rates ruling at the balance sheet date.

c. Revenue and expenses in foreign currencies are recorded in U.S. Dollars at the rates ruling for the month of the transactions.

d. Any gains or losses arising on translation are reported as part of profit.

In certain circumstances when a subsidiary’s operations are very closely interlinked with those of the company, the temporal method is used on consolidation. Under the temporal method all of the subsidiary’s transactions are treated as if they had been entered into by the company itself and all of the subsidiary’s assets and liabilities are treated as though they belong directly to the company. Amarin considers that its acquired subsidiary, Amarin Neuroscience Limited (formerly Laxdale Limited), whose local currency is sterling, and its subsidiary, Amarin Pharmaceuticals Ireland Limited, whose local currency is Euro, both fulfil the criteria for use of the temporal method and accordingly, they have been translated for consolidation on the basis described by points a-d above.

The resulting gains and losses are included in the income statement and are allocated to selling, general & administrative expenses, research & development expenses and interest during the year.

The average foreign exchange rate used for the year ended 31 December 2006 expressed in US Dollars per pound sterling was 1.8434. The exchange rate at 31 December 2006 expressed in US Dollars per pound sterling was 1.9591.

Financial Instruments
Current asset investments are stated at the lower of cost or net realizable value. If there is no longer any market available for them, then the carrying value will be written down accordingly. Gains or losses on sale of such items will be recognized in the profit and loss account in the period in which the transaction takes place.

All borrowings are initially stated at the amount of consideration received. Finance costs are charged to the profit and loss account over the term of the borrowing and represent a constant proportion of capital repayment outstanding.

Turnover
Revenues exclude value added tax, sales between group companies and trade discounts. Revenues from pharmaceutical product sales and royalties represent the invoice value of products delivered to the customer, less trade discounts. The Group makes provisions for product returns based on specific product by product sales history and the value of product returns is taken as a deduction from revenue.

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties and is included under the heading “royalties and product sales”.

Income under license agreements is recognized when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by the Group. We assess whether collection is probable at the time of the transaction. If we determine that collection is not probable, we defer the revenue and recognise at the time collection becomes probable, which is generally on receipt of cash.

Deferred taxation
Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Deferred tax assets are recognized to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Convertible debt
Convertible debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortized finance costs each year and reduced by the interest paid. The finance cost is calculated based on the interest rate specified in the agreement. Convertible debt is reported as a liability until conversion occurs.

Pension costs
The Group contributes a set proportion of certain employees’ gross salary to defined contribution (money purchase) pension schemes. The pension costs charged to the profit and loss account represent the amount of contributions payable in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Short term investments
Bank deposits which are not repayable on demand are treated as short term investments in accordance with FRS 1 (Revised 1996) “Cashflow statements”. Movements in such investments are included under “Management of liquid resources” in the Group’s cash flow statement.

Share based payments
Amarin adopted FRS 20 “Share-based payments” on 1 January 2006. This policy has a retrospective effect, therefore the policy is effective from 1 January, 2004. Equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the period the related services are received.

Employer’s National Insurance and similar taxes arise on the exercise of certain share options. In accordance with UITF Abstract 25 “National Insurance contributions on share options gains” a provision is made, calculated using the market price at the balance sheet date, pro-rated over the vesting period of the options.

Risks and uncertainties
The value of the Group’s patent and proprietary rights will be affected by its ability to obtain and preserve patent protection for its products and trade secrets, and by the emergence of competing technologies over time. In particular, the value of the intangible assets described in note 15 could be severely affected by changes in the status of the Group’s patent and proprietary rights.

Use of estimates
The preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Clinical trial costs are expensed to the income statement on a systematic basis over the estimated life of the trials to completion.

Nature of operations
Following the sale of the Group’s U.S. operations on 25 February 2004, and the acquisition of Laxdale Limited on 8 October 2004, the Group refocused as a neuroscience organization focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

Restatement of comparatives

Comparative figures for 31 December 2005 are restated for non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January 2006.

Comparative figures for 31 December, 2005 are restated for net cash outflow from operating activities for year ended 31 December, 2005 being reduced by $2,600,000 to reflect the correction of a misclassification of expenses on issue of ordinary shares from operating activities to financing activities.

Patent costs
The Group undertakes to protect its intellectual property using patent applications. Costs associated with such applications are written off as incurred.

Treasury shares
During October 2004, Amarin concluded the acquisition of Amarin Neuroscience Limited. Amarin Neuroscience Limited has a shareholding in Amarin dating back to November 2000. Under UITF 37 ‘Purchases and sales of own shares’ these shares are re-classified as ‘treasury shares’ from investments, where they are recorded in Amarin Neuroscience’s single entity financial statements, and included as a deduction from shareholders’ funds. These shares are carried at the fair value, being market value, as at the date of acquisition, 8 October 2004.

Government grants
During 2005, the group received a grant under an E.U. program. Amounts received under the grant are used to defray specifically qualifying research and development expenditure and are offset against these costs in the accounts. Grants relating to categories of operating expenditures are credited to the profit and loss account (as other operating income) in the period in which the expenditure to which they relate is charged. The total amount offset in 2006 was $nil (2005: $2,000). There is no provision for repayment of this grant.

3.	Reporting financial performance

The following tables show the Group’s activities, for each of 2006 and 2005.

2006 and 2005 analysis of activities	2006	2005* as restated
	$’000	$’000
Revenue:
Licensing fees	500	500
Total revenue	500	500
Total gross profit	500	500
Net operating expenses:
Research & development	17,186	8,920
Selling, general & administrative	14,475	12,328
Total operating expenses	31,661	21,248
Operating (loss)	(31,161)	(20,748)

Revenue in total relates to licensing fees received by Amarin, associated with the licensing of exclusive worldwide rights for the treatment of fatigue in patients suffering from multiple sclerosis to Multicell Technologies Inc.

Included in research and development for the period ended 31 December 2005 are expenses of $2,000 relating to grant income.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January, 2006, see note 28.

4.	Analysis by segment

The Group operates in, and is managed as, a single segment. The majority of discontinued sales were made to companies based in the United States. The following analysis is of revenue by geographical segment, by destination and by origin, of net (loss)/profit and net assets/(liabilities) by companies in each territory. Analysis is also provided of revenue by class and also of long-lived assets by geographical location.

Sales by destination	2006	2005
	$’000	$’000
North America	500	500
Total operations	500	500

Sales by origin	2006	2005
	$’000	$’000
United Kingdom	500	500
Total operations	500	500

(Loss) on ordinary activities before interest	2006	2005* as restated
	$’000	$’000
United Kingdom	(26,401)	(19,737)
Europe	(4,760)	(1,011)
	(31,161)	(20,748)

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January 2006, see note 28.

Net assets/(liabilities)	2006	2005
	$’000	$’000
Geographical segment
United Kingdom	43,605	39,591
Europe	(5,770)	(1,011)
	37,835	38,580

Sales analysis by class of business	2006	2005
	$’000	$’000
Licensing and development fees	500	500
Total operations	500	500

Long lived assets by geographical location	2006	2005
	$’000	$’000
United Kingdom	9,170	10,055
Europe	65	32
	9,235	10,087

Significant customers

During the years ended 31 December the following percentages of the Group’s revenues were from:

	2006	2005
	%	%
Top customer	100	100
Next 4 largest	—	—

For 2006 and 2005, revenue relates to one customer in the United States of America.

Operating costs and assets and liabilities
The majority of operating costs and assets and liabilities serve the remaining class of business, being research and development. Therefore it is not possible to analyze profit or loss before taxation or net assets between classes of business. The directors do not regard the level of sales between segments of the business to be significant and as a result these are not separately classified. Sales between Group companies have been eliminated on consolidation.

5.  Analysis of exceptional items

	2006	2005
	$’000	$’000

Redundancy	277	441
Property	19	187
Impairment of tangible fixed assets	235	—
Other	—	24
Total	531	652

During 2006 and 2005, the Group recorded reorganization charges to align the business for maximum efficiency. Amarin’s reorganization plan, now completed has resulted in a reduction in headcount, the relocation of the research and development function to Oxford, England and the consolidation of administrative functions in Dublin, Ireland. In determining the charges to record, the directors made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions the Group has taken or is committed to taking.   As at 31 December 2006, all payments in respect of exceptional operating expenses have been made and there are no provisions in respect of exceptional operating expenses.

6.  Operating expenses

	Note	2006	2005* as restated
		$’000	$’000
Administrative and general expenses		11,795	9,767
Amortization of intangible fixed assets	15	674	675
Reorganization costs	5	531	652
Share based compensation		1,475	1,234
Total administrative expenses		14,475	12,328

Research and development costs
Research and development expenditure		16,460	8,314
Share based compensation		726	606
Total operating expenses		31,661	21,248

Research and development costs include staff costs, professional and contractor fees, materials and external services.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January 2006, see note 28.

7.	Directors’ emoluments
	2006	2005
	$’000	$’000

Aggregate emoluments	2,097	1,795
Group pension contributions to money purchase Schemes	294	136
	2,391	1,931

The Group paid or accrued pension contributions to money purchase pension schemes on behalf of two directors for 31 December 2006 (year to 31 December 2005: two directors).

J Groom waived emoluments in respect of the year ended 31 December 2006 amounting to $46,000 (year to 31 December 2005: $45,000).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2006	2005
	$’000	$’000

Aggregate emoluments	815	830
Group pension contributions to money purchase Schemes	169	33
	984	863

During each of the years ended 31 December 2006 and 2005, no director exercised options.

8.           Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2006 Number	2005 Number
Marketing and administration	12	12
Research and development	6	11
	18	23

	2006	2005
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	4,228	4,171
Social security costs	453	462
Other pension costs	403	244
	5,084	4,877

At the end of 2006, the Group employed 18 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2006 Number	2005 Number
Marketing and administration	3	8

	2006	2005
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	1,032	2,165
Social security costs	87	256
Other pension costs	181	46
	1,300	2,467

At the end of 2006, the Company employed 2 people.

9.	Interest receivable and similar income

	2006	2005
	$’000	$’000
Bank interest receivable and similar income	1,344	394
Other interest receivable	—	1
Foreign exchange gain and related income	2,100	—
	3,444	395

At 31 December 2006, the foreign exchange gain arises on the translation of euro and sterling cash balances into U.S. Dollars on consolidation of Amarin Corporation plc, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited using the temporal method.

10.	Interest payable and similar charges

	2006	2005
	$’000	$’000
On other loans	—	62
On finance leases	2	3
Foreign exchange loss	—	827
	2	892

At 31 December 2005, the foreign exchange loss arises on the translation of euro and sterling cash into U.S. Dollars on the consolidation of Amarin Corporation plc and Amarin Neuroscience Limited using the temporal method.

11.	(Loss) on ordinary activities before taxation

	2006	2005
	$’000	$’000
(Loss) on ordinary activities before taxation is stated after charging/(crediting):
Depreciation/amortization charge for the period:
Intangible fixed assets	674	675
Tangible owned fixed assets	111	127
Tangible fixed assets held under finance leases	10	8
Auditors’ remuneration for audit of Group
Statutory audit services	477	230
Further assurance services	4	175
Auditors’ remuneration for non-audit work
Tax services
Compliance services	19	16
Advisory services	85	90
Operating lease charges
Plant and machinery	21	51
Other	799	886
Foreign exchange difference arising on retranslation of net investment in subsidiaries	(2,915)	939

Auditors’ remuneration in relation to the statutory audit of the Group is estimated to be $273,000 for the year ended 31 December 2006 (year ended 31 December 2005: $195,000).

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the Group’s external auditors and the approval processes related to them.

12.	Taxation

	2006	2005
	$’000	$’000
Tax on (loss) on ordinary activities:
United Kingdom corporation tax at 30%: current year	(799)	(698)
Overseas taxation: current year	—	—
Total current tax (credit)	(799)	(698)
Total tax (credit)	(799)	(698)

The following items represent the principal reasons for the differences between corporate income taxes computed at the United Kingdom statutory tax rate and the total current tax charge for the year.

	2006	2005
	$’000	$’000

(Loss) on ordinary activities before tax	(27,719)	(21,245)
(Loss) on ordinary activities multiplied by standard rate of corporate tax in the U.K. of 30%	(8,316)	(5,822)
Overseas tax and adjustments in respect of foreign tax rates	238	35
Accelerated capital allowances and other timing differences	7,371	4,969
Research and development tax credit relief	1,079	559
Expenses not deductible for tax purposes	(1,171)	(439)
Total current tax (credit)	(799)	(698)

In the UK, the applicable statutory rate for Corporate income tax was 30% for the years ended 31 December 2005 and 2006.

The corporate tax rate in Ireland is 12.5% for profits on trading activities and 25% for non-trading activities.

Losses carried forward in Amarin Corporation plc at 31 December 2006 were $41,697,000 (31 December 2005: $39,848,000) subject to confirmation by UK tax authorities. Under UK tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade. Losses carried forward in Amarin Neuroscience Limited at 31 December 2006 were $42,501,000 (31 December 2005: $21,412,000) subject to confirmation by UK tax authorities.

Losses carried forward in Amarin Pharmaceuticals Ireland Limited at 31 December 2006 were $5,440,000 (31 December 2005: $680,000) subject to confirmation by Irish tax authorities.

Deferred tax (Group and Company)
The Group has potential deferred tax asset as follows:

	2006	2005
	$’000	$’000
Accelerated capital allowances	(19,380)	(19,249)
Short term timing differences	(1,143)	(3)
Losses	(26,772)	(18,701)
	(47,295)	(37,953)

In 2006 and 2005 high levels of corporate tax losses carried forward and insufficient certainty of future profitability resulted in unrecognized potential deferred tax assets of $47,295,000 and $37,953,000 respectively. The deferred tax asset of $26,772,000 in respect of losses includes $153,000 of capital loss that can only be utilized against future capital gains.

During the years ended 31 December 2006 and 2005 the reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences, losses carried forward and expenses not deductible for tax purposes. The main timing difference related to losses that were carried forward for set off against future profits of the same trade.

13.  (Loss) for the financial period

As permitted by section 230 of the Companies Act 1985, the Company’s profit and loss account has not been included in these financial statements. Of the consolidated loss attributable to the shareholders of Amarin Corporation plc a loss of $4,528,000 (31 December 2005: loss of $11,003,000 as restated for the adoption of FRS 20) has been dealt with in the financial statements of the Company.

14.  (Loss) per ordinary share

The (loss) per ordinary share is as follows:

	2006	2005* as restated
	$’000	$’000

(Loss) for the financial year attributable to ordinary shareholders	(26,920)	(20,547)

	U.S. cents	U.S. cents
Basic (loss) per ordinary share	(32.7)	(44.0)
Fully diluted (loss) per ordinary share	(32.7)	(44.0)

	Number	Number
Weighted average number of ordinary shares in issue	82,337,052	46,590,299
Dilutive impact of share options outstanding	—	—
Fully diluted average number of ordinary shares in issue	82,337,052	46,590,299

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments” effective January 1 2006, see note 28.

Basic (loss) per share is calculated by dividing the (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year. The (loss) attributable to ordinary shareholders is the (loss)/profit remaining after non-equity dividends. In 2006, 200,797 (2005: 200,797) shares have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the year.

Fully diluted (loss) per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect were the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the year. For the purposes of calculating the fully diluted (loss) per share for 2005, the potential dilution was not assessed with regard to the future investment rights (see note 26). The Group reported a net loss from continuing operations in 2006 and 2005. As a result the loss per share is not reduced by dilution or the future investment right (see note 26).

15.  Intangible fixed assets
Product rights
$’000
Group
Cost
At 1 January 2005, 31 December 2005, 1 January 2006 and 31 December 2006	13,072
Amortization
At 1 January 2005	2,770
Charge for the year	675
At 31 December 2005 and at 1 January 2006	3,445
Charge for the year	674
At 31 December 2006	4,119
Net Book Value
Net book value at 31 December 2006	8,953
Net book value at 31 December 2005	9,627

During October 2004, Amarin concluded the acquisition of Laxdale. The acquisition gave rise to the recognition of an intangible fixed asset, representing intellectual property rights, relating to Miraxion (formerly known as Lax-101) and other intellectual property valued at $6,858,000.

This was supported by a discounted cashflow model of future expected cash outflows, to complete the Miraxion Phase III clinical trials for Huntington’s disease through to regulatory approvals in the U.S. and Europe together with contingent consideration milestones payable to the Laxdale vendors on regulatory approval. Also considered were costs associated with bringing Miraxion and its indications to market and future income cashflows from the commercialization of these indications. The valuation from the model was capped to ensure negative goodwill did not arise.

See note 37.

Historical movement on intangible fixed assets

During November 2000, Amarin acquired limited rights to Miraxion. On the date of acquiring Laxdale in 2004, the pre-existing intangible fixed asset had a net book value of approximately $3,611,000. The useful economic life remaining for this intangible fixed asset and the intangible acquired on purchase of Laxdale was determined as 15.5 years representing the time to patent expiry.

Company
Product rights
$’000
Cost
At 1 January 2005, 31 December 2005, 1 January 2006 and 31 December 2006	6,214
Amortization
At 1 January 2005	2,668
Charge for the year	232
At 31 December 2005 and 1 January 2006	2,900
Charge for the year	232
At 31 December 2006	3,132
Net book value at 31 December 2006	3,082
Net book value at 31 December 2005	3,314

16.  Tangible fixed assets

Group

Cost	Short leasehold	Plant and equipment	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000
At 1 January 2005	409	—	187	281	877
Additions	—	37	5	126	168
Disposals	—	—	—	(66)	(66)
At 31 December 2005 and 1 January 2006	409	37	192	341	979
Additions	102	11	21	111	245
Impairments	(408)	—	(95)	—	(503)
Disposals	—	(33)	(90)	—	(123)
At 31 December 2006	103	15	28	452	598
Accumulated depreciation
At 1 January 2005	115	—	70	265	450
Charge for the year	50	8	41	36	135
Eliminated on disposals	—	—	—	(66)	(66)
At 31 December 2005 and 1 January 2006	165	8	111	235	519
Charge for the year	17	13	21	70	121
Eliminated on disposals	—	(18)	(38)	—	(56)
Eliminated on impairments	(178)	—	(90)	—	(268)
At 31 December 2006	4	3	4	305	316
Net book value
At 31 December 2006	99	12	24	147	282
At 31 December 2005	244	29	81	106	460

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$’000
At 1 January 2005	—
Additions	33
At 31 December 2005 and 1 January 2006	33
Disposals	(33)
At 31 December 2006	—
Accumulated depreciation
At 1 January 2005	—
Charge for the year	8
At 31 December 2005 and 1 January 2006	8
Charge for the year	10
Disposals	(18)
At 31 December 2006	—
Net book value
At 31 December 2006	—
At 31 December 2005	25

Company Cost	Short leasehold	Plant and equipment	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000
At 1 January 2005	293	—	95	273	661
Additions	—	4	5	71	80
Disposals	—	—	—	(66)	(66)
Transferred to subsidiary undertaking	—	(4)	(5)	(32)	(41)
At 31 December 2005 and at 1 January 2006	293	—	95	246	634
Additions	—	—	—	13	13
Impairments	(293)	—	(95)	—	(388)
Disposals		—	—
At 31 December 2006	—	—	—	259	259
Accumulated depreciation
At 1 January 2005	111	—	66	261	438
Charge for the year	29	—	19	26	74
Disposals	—	—	—	(66)	(66)
Transferred to subsidiary undertaking	—	—	—	(6)	(6)
At 31 December 2005 and at 1 January 2006	140	—	85	215	440
Charge for the year	7	—	5	19	31
Eliminated on impairments	(147)	—	(90)	—	(237)
Eliminated on disposals	—	—	—	—	—
At 31 December 2006	—	—	—	234	234
Net book value
At 31 December 2006	—	—	—	25	25
At 31 December 2005	153	—	10	31	194

The Company had no tangible fixed assets under finance leases at 31 December 2006 or 2005.

17.  Fixed asset investments

Group
The Group had no fixed asset investments as 31 December 2006 or 2005.

Company
Group undertakings
$’000
Cost
At 1 January and 31 December 2005 and 1 January and 31 December 2006	6,253

Interest in group undertakings at 31 December 2006
			Proportion of nominal
	Country of		value of issued share
	incorporation		capital held by the
Name of Undertaking	or registration	Description of shares held	Group	Company
			%	%
Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925 £1 ordinary shares	100	100
Ethical Pharmaceuticals (U.K.) Limited	England and Wales	16,262 £1 ordinary shares	100	100
		11,735 £1 ‘A’ ordinary shares	100	100
		375,050 £1 redeemable	100	100
		cumulative preference shares
		5,421 £1 redeemable convertible	100	100
		cumulative preference shares
Amarin Neuroscience Limited	Scotland	4,000,000 £1 ordinary shares	100	100
Amarin Pharmaceuticals Ireland
Limited	Ireland	100 €1 ordinary shares	100	100
Amarin Finance Limited	Bermuda	11,991 $1 ordinary shares	100	100

Amarin Neuroscience Limited was acquired on 8 October 2004 and accounted for using acquisition accounting.

Amarin Pharmaceuticals Ireland Limited was incorporated on 5 October 2005 as a fully owned subsidiary of Amarin Corporation plc.

Amarin Finance Limited was incorporated on 23 June 2006 as a fully owned subsidiary of Amarin Corporation plc.

Research and development company

Amarin Neuroscience Limited.

Amarin Pharmaceuticals Ireland Limited.

Intermediate holding company

Amarin Pharmaceuticals Company Limited.

Non trading companies

Amarin Finance Limited

Ethical Pharmaceuticals (U.K.) Limited.

18.  Stock
	Group		Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000

Raw materials and consumables	414	—	—	—
Provision	(414)	—	—	—
Net realizable value	—	—	—	—

At 31 December, 2006 full provision was made against raw materials and consumables.  This inventory is for commercial use and relates solely to Miraxion.

19.  Debtors
	Group		Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000

Amounts falling due within one year
Amounts owed by Group undertakings	—	—	32,207	12,966
Corporation tax receivable	1,617	1,312	—	—
Other debtors	456	772	271	199
Prepayments and accrued income	716	682	499	496
	2,789	2,766	32,977	13,661

No provision or charge against bad or doubtful debts has been made during 2006 or 2005. Included in other debtors at 31 December 2006 is an amount $2,431 (31 December 2005: $1,445) advanced to one of our directors Richard Stewart to cover travel expenses. This amount will be offset against future expense claims as the expense is incurred.

Corporation tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

20.  Current asset investments

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States. In 2002, the directors wrote off the carrying value of the investment in Antares. At

31 December 2006, the market value of this investment was $18,000 (31 December 2005: $24,000).

21.  Creditors: amounts falling due within one year

	Group		Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000

Trade creditors	2,096	779	396	309
Amounts owed to group undertakings	—	—	15,745	16,028
Obligations under finance leases	—	11	—	—
Corporation tax payable	94	83	94	83
Other taxation and social security payable	153	115	45	49
Other creditors	197	745	164	731
Accruals and deferred income	8,216	6,267	1,546	2,563
	10,756	8,000	17,990	19,763

22.  Creditors: amounts falling due after more than one year

	Group		Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Obligations under finance leases	—	14	—	—
Other creditors	116	151	116	151
	116	165	116	151

Analysis of repayments
The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group		Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Less than one year	—	13	—	—
Between one and two years	—	15	—	—
Less: interest	—	(3)	—	—
Less: current maturities	—	(11)	—	—
Long-term maturity	—	14	—	—

Finance lease was disposed of at 23 December 2006.

23.  Convertible loan note

A loan note of $2,000,000 remained outstanding at 31 December 2004. This loan note carried daily interest of 8% per annum payable half yearly. The loan note matures in January 2009. AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares as part of the registered direct offering completed in May 2005.

24.  Provisions for liabilities and charges

Group and Company

	National insurance	Mill Valley lease provision	Total
	$’000	$’000	$’000

At 1 January 2005	32	655	687
At 1 January 2006	15	—	15
Charged to the profit and loss account	218	—	218
(Released) to the profit and loss account	(114)	—	(114)
At 31 December 2006	119	—	119

Following the disposal of Amarin’s U.S. operations, Amarin remained liable for costs associated with the vacant U.S. head quarters, based in Mill Valley, California. The lease was Amarin’s obligation through to 31 October 2007. In November 2005, Amarin signed an agreement with the landlord terminating the lease on payment of a $500,000 termination penalty. The excess provision was released to the income statement.  $300,000 of this penalty was paid in December 2005. The remaining balance is due within 30 days of the 22 December 2005 financing. At 31 December 2005, included in other creditors due within one year is an amount for $200,000 which relates to the remaining balance. The final balance was paid on 19 January 2006.

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 which will accumulate over the vesting period of relevant options.

25.  Financial Instruments

The Group has available financial instruments including preference shares, borrowings, finance leases, provisions, cash and other liquid resources, and various items, such as trade debtors, trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

It is, and has been throughout the year under review, the Group’s policy not to enter into derivative instruments. This was also the case in the 2005 financial year. The Group has held ordinary shares in other companies as current asset investments and these are shown as appropriate on the balance sheet. However, the holding of investments in other companies is not a principal activity of the Group and during the last three years the majority of these holdings have been provided against where no market exists for them, or sold where possible. At 31 December 2006, the value of traded shares in other companies was $nil (2005: $nil) and the gain made in the year on the sale of current asset investments credited to the profit and loss account was $nil (2005: $nil).

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. Details of the Group’s financial instruments with regard to interest rate risk and foreign currency risk are disclosed in the following sections to this note. It has been, and continues to be, the policy of the Board to minimize the exposure of the Group to these risks.

The balance sheet positions at 31 December 2006 and 2005 may not be representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13 (“Derivatives and other financial instruments”).

Liquidity risk

The Group has historically financed its operations through a number of equity finances. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity. More recently, Amarin has raised finance by offerings of ordinary shares and intends to obtain additional funding through earning license fees from existing and new partners for its drug development pipeline, the receipt of proceeds from the exercise of outstanding warrants and options and/or completing further equity-based financings.

Credit risk

The Group is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Group does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Creditor payment policy

It is Amarin’s normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is Amarin’s policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2006 were equivalent to 8 days purchases during the year.

Amarin’s policy follows the DTI’s Better Payment Policy, copies of which can be obtained from the Better Payments Group’s website.

Interest rate risk profile of financial liabilities

The Group’s financial long term liabilities, other than short-term creditors (which have been excluded), have comprised provisions, finance leases and loans.

	2006				2005
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000

Sterling	—	—	116	116	—	25	151	176
Financial liabilities	—	—	116	116	—	25	151	176

In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by instalment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch agreed to convert $3,000,000 of the loan note into 2,717,391 ordinary shares with the option to convert the remaining $2 million at the offering price of any future equity financing. As part of the registered direct offering completed in May 2005, AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares.

Interest rate risk profile of financial assets

The Group’s financial assets, other than short-term debtors, which have been excluded, comprise cash, short-term deposits and current asset investments.

	2006				2005
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000

Sterling	23,773	—	—	23,773	3,429	—	—	3,429
Euro	5,102	—	—	5,102	548	—	—	548
U.S. Dollar	7,927	—	—	7,927	29,930	—	—	29,930
Total	36,802	—	—	36,802	33,907	—	—	33,907

The floating rate financial assets comprise cash balances. The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents.

Foreign currency risk profile

At 31 December 2006, Group companies with U.S. dollar as their local currency held the following monetary assets and liabilities in the following currencies, other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Sterling	23,342	2,198
Euro	4,647	129
	27,989	2,327

At 31 December 2005, the Group companies with U.S. Dollars as their local currency held sterling monetary assets of $4,460,000 and monetary liabilities of $2,994,000.

At 31 December 2006, Group companies with sterling as their local currency held the following monetary assets and liabilities in the following currencies, other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Euro	—	344
U.S. Dollar	481	2,373
	481	2,717

At 31 December 2005, Group companies with sterling as their local currency held monetary assets of $108,000 in euro and $565,000 in U.S. dollars and monetary liabilities of $733,000 in U.S. dollars in currencies other than their local currency.

At 31 December 2006, Group companies with Euros as their local currency held the following monetary assets and liabilities in currencies other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000
Sterling	—	241
U.S. Dollar	—	7
	—	248

At 31 December 2005, Group companies with Euros as their local currency held no monetary assets and liabilities in currencies other than their local currency.

The Group expects the primary currency to continue to be U.S. dollars as the level of U.S. dollar denominated monetary assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline, together with the ongoing Phase III U.S. trials for Huntington’s disease. We hold, and will continue to hold funds in currencies other than the U.S. dollar, principally sterling and euro, to meet future expenditure requirements.

Fair values

In the opinion of the directors, the carrying amount of all significant financial instruments approximates to their fair value, due to their short maturity periods or floating rate interest rates.

Maturity risk profile

	2006			2005
	Debt	Finance Leases	Total	Debt	Finance Leases	Total
	$’000	$’000	$’000	$’000	$’000	$’000

In one year or less	—	—	—	—	11	11
In more than one year but less than two years	—	—	—	—	14	14
In more than two years but not more than five years	—	—	—	—	—	—
Total	—	—	—	—	25	25

At 31 December 2006 and 2005, the Group had no overdraft facilities. The Group has no undrawn committed borrowing facilities as at 31 December 2006 (2005: nil).

26.  Called-up share capital
	2006	2005
	$’000	$’000
Authorized
1,559,144,066 ordinary shares of £0.05 each (1,559,144,066 ordinary shares of £0.05 each for 31 December 2005)	125,319	125,319
440,855,934 preference shares of £0.05 (31 December 2005: 440,855,434)	40,566	40,566
	165,885	165,885
Allotted, called up and fully paid
90,684,230 ordinary shares of £0.05 each (31 December 2005: 77,548,908 ordinary shares of £0.05 each)	7,990	6,778

Issue of share capital

On 23 January 2006, the Group issued a total of 840,000 ordinary £0.05 shares in consideration for $2,100,000 (nominal value of $75,000) in a private equity placement, the proceeds of which will be used to fund the combined operations of the Amarin Group.

On 31 March, 2006 the Group issued 2,383,293 ordinary £0.05 shares in consideration for $4,171,000 (nominal value $207,000) raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005, the proceeds of which were used to fund the combined operations of the Amarin group.

On 23 October, 2006 the Group issued 8,965,600 ordinary £0.05 shares in consideration for $18,738,000 (nominal value $845,000) raised in a private offering of equity, the proceeds of which will be used to fund the combined operations of the Amarin group.

In the twelve months to 31 December, 2006, the Group issued 694,693 shares due to the exercise of share options of nominal value $62,000 in aggregate for a total consideration of $1,037,000.

In the twelve months to 31 December, 2006, the Group issued 251,788 shares due to the exercise of warrants of nominal value $23,000 in aggregate for a total consideration of $360,000.  These warrants were issued as part of the financing completed in December 2005.

On 22 December 2005, the Group issued a total of 26,100,098 ordinary £0.05 shares in consideration for $26,361,000 (nominal value of $2,307,000) raised in a private offering of equity, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited.

At an extraordinary general meeting of the Group on 12 September, 2005 the Group reduced its authorized share capital from £100,000,000 to £77,957,203 by removal of the existing class of 3% cumulative convertible preference shares and the existing class of deferred shares, none of which were in issue and the Group subsequently increased its authorized share capital back to £100,000,000 by the creation of 440,855,934 new preference shares of £0.05 each.

On 24 May 2005, the Group issued a total of 13,677,110 ordinary £0.05 shares as follows:

•
12,138,649 shares in consideration for $15,780,000 (nominal value of $1,111,000) raised in the 24 May, 2005 registered direct offering of equity, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited; and

•	1,538,461 shares in consideration of the redemption of $2,000,000 (nominal value $141,000) of debt into equity on 24 May, 2005.

In January 2005, the Group issued 102,000 shares due to the exercise of share options of nominal value $9,000 in aggregate for a total consideration of $307,000. In February 2005, the Group issued 37,577 shares due to the exercise of share options of nominal value $4,000 in aggregate for a total consideration of $90,000.

As at 31 December, 2005, Amarin has 440,855,934 Preference Shares of £0.05 each forming part of its authorized share capital but none of these preference shares are in issue. Pursuant to an authority given by the shareholders at the 2005 Annual General Meeting Amarin’s board of directors has the authority, without further action by shareholders, to issue up to 440,855,934 preference shares of £0.05 in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preference shares, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares. To date, Amarin’s board of directors has not issued any such preference shares.

The issuance of preference shares could adversely affect the voting power of holders of ordinary shares and reduce the likelihood that ordinary shareholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our ordinary shares. The issuance of preference shares also could have the effect of delaying, deterring or preventing a change in control of the Group.

Amarin’s board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preference shares of each series that the Group sells under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. The Group will incorporate by reference into the registration statement, the form of any certificate of designation that describes the terms of the series of preference shares Amarin are offering before the issuance of the related series of preference shares. This description will include:

•	the title and stated value;

•	the number of shares Amarin are offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preference shares on any securities exchange or market;

•
whether the preference shares will be convertible into our ordinary shares or other securities of ours, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•
whether the preference shares will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preference shares;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	a discussion of any material or special United States federal income tax considerations applicable to the preference shares;

•	the relative ranking and preferences of the preference shares as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•
any limitations on issuances of any class or series of preference shares ranking senior to or on a parity with the series of preference shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preference shares.

If Amarin issue shares of preference shares the shares will be fully paid and non-assessable and will not have, or be subject to, any pre-emptive or similar rights.

The Group’s articles of association and English Law provide that the holders of preference shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that preference share.

27.  Options and warrants over shares of Amarin Corporation plc

Number of share options outstanding over £0.05 Ordinary Shares*	Note	Date Option Granted	Exercise price per Ordinary Share*	Number of share options repriced at US$5.00 per Ordinary Share
			US$	(Note 1)
100,000	1	23 November 1998	25.00	100,000
250,000	2	23 November 1998	5.00	—
5,000	3	2 March 1999	7.22	—
5,500	4	7 September 1999	3.00	—
37,500	4	1 April 2000	3.00	—
10,000	3	7 April 2000	3.00	—
5,000	4	23 May 2000	3.00	—
3,293	4	26 September 2000	3.00	—
1 0,000	3	19 February 2001	6.13	—
45,000	5	4 June 2001	8.65	—
15,000	5	2 July 2001	10.00	—
6,000	5	27 July 2001	12.88	—
186,500	6,7	23 January 2002	17.65	—
80,000	8	18 February 2002	13.26	—
20,000	7	1 May 2002	19.70	—
15,000	7	1 May 2002	21.30	—
5,000	7	19 July 2002	8.81	—
15,000	7	5 September 2002	3.33	—
60,000	7	6 November 2002	3.46	—
221,667	9	6 November 2002	3.10	—
105,933	10	24 February 2003	3.17	—
40,000	6	29 April 2003	2.82	—
10,000	7	2 July 2003	3.37	—
70,000	6	21 November 2003	2.38	—
375,000	6	7 July 2004	0.85	—
170,000	11	21 July 2004	0.84	—
221,791	12	8 October 2004	1.25	—
19,125	13	8 October 2004	1.25	—
20,000	6	29 November 2004	2.40	—
100,000	6	28 February 2005	3.04	—
100,000	14	28 February 2005	3.04	—
350,000	15	28 February 2005	3.04	—
10,000	6	28 March 2005	2.43	—
500,000	16	10 June 2005	1.30	—
200,000	17	28 June 2005	1.09	—
160,000	6	28 June 2005	1.09	—
20,000	6	13 July 2005	1.37	—
20,000	6	1 September 2005	1.44	—
10,000	6	9 September 2005	1.42	—
20,000	6	20 September 2005	1.49	—
100,000	6	27 September 2005	1.50	—
10,000	18	28 October 2005	1.38	—
325,000	19	2 December 2005	1.16	—
10,000	6	10 December 2005	1.18	—
120,000	6	11 January 2006	1.35	—
431,000	6	12 January 2006	1.53	—

500,000	6	16 January 2006	1.95	—
80,000	6	27 January 2006	2.72	—
100,000	6	3 February 2006	3.46	—
20,000	6	20 March 2006	3.26	—
30,000	6	7 April 2006	2.86	—
40,000	6	5 May 2006	2.95	—
20,000	6	6 June 2006	2.38	—
10,000	6	10 July 2006	2.40	—
10,000	6	28 July 2006	2.45	—
10,000	6	20 September 2006	2.65	—
10,000	6	25 October 2006	2.23	—
3,521,666	6	8 December 2006	2.30	—
8,964,975				100,000
Notes:

*
On 21 June, 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Group to purchase the deferred shares in issue. The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the Capital Redemption Reserve. These changes do not affect the exercise prices of options.

During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

1.
When granted these options were to become exercisable in tranches upon the Group’s share price achieving certain pre-determined levels. On 9 February 2000, the Group’s remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$0.50 per share (US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1 in 2002; the 2004 conversion discussed above has no effect on the exercise price), and the Group entered into an amendment agreement on the same day amending the exercise price and also removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until 23 November, 2008.

2.	Of these options 80% became exercisable immediately and 20% after six months from date of grant and are exercisable until ten years from date of grant.

3.	These options are exercisable now and remain exercisable until 30 November, 2008.

4.	These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November, 2008.

5.
These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

6.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

7.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

8.	These options became exercisable in October 2005 and expire on 31 March, 2009.

9.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 26,667 were immediately vested in October 2005 and expiry dated 31 March, 2009.

10.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 65,933 were immediately vested in October 2005 and expiry dated 31 March, 2009.

11.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 125,000 were immediately vested in October 2005 and expiry dated 31 March, 2009.

12.
Of these options, 40,000 were issued to a consultant and 221,791 were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options, 5,125 were immediately vested in June 2005 with expiry dated 31 January, 2007.

13.
These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group in consideration of the cancellation of a comparable number of stock options (in value terms) previously held by these employees in Amarin Neuroscience Limited. All these options are fully vested.

14.	These options became exercisable on the date of grant and expire 10 years from the date of the grant.

15.
These options become exercisable, subject to performance criteria, in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

16.
These options become exercisable in tranches of 50% on the second anniversary, 25% on the third anniversary and 25% on the fourth anniversary of the date of grant and expire 10 years from the date of the grant.

17.	These options became exercisable on the date of grant and expire 4 years from the date of grant.

18.	These options became exercisable on the date of grant and expire 5 years from the date of grant.

19.
These options were granted prior to commencement of employment and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

Warrants in shares of Amarin Corporation plc

At 31 December 2006, warrants have been granted over ordinary shares as follows:

Number of warrants outstanding	Note	Date warrant granted	Exercise price per ordinary share
313,234	1	27 January 2003	US$3.48
500,000	2	25 February 2004	US$1.90
8,883,246	3	21 December 2005	US$1.43
294,000	4	26 January 2006	US$3.06
9,990,480

(1)
During January 2003, via the private placement referred to in note 28, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

(2)
In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants granted to Elan at a price of $1.90 and exercisable from 25 February 2004 to 25 February 2009. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s non-executive Chairman, Mr Thomas Lynch. These interests included Elan’s equity interest, the $5,000,000 loan note and the 500,000 warrants.

(3)
During December 2005, via the private placement referred to in note 29, 9,135,034 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $1.43 and are exercisable from 19 June 2006 to 21 December 2010.   If our trading market price is equal to or above $4.76, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(4)
During January 2006, via the private placement referred to in note 28, 294,000 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $3.06 and are exercisable from 25 July 2006 to 26 January 2011. If our trading market price is equal to or above $10.20, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

28. Share-based compensation

The Amarin Corporation plc 2002 Stock Option Plan came into effect on 1 January, 2002. The term of the plan is ten years, and no award shall be granted under the plan after 1 January, 2012.

The plan is administered by the remuneration committee of our board of directors. A maximum of 8,000,000 Ordinary Shares may be issued under the plan. This limit was increased to 8,986,439 Ordinary Shares by the Remuneration Committee of the Group on 6 December, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. This limit was further increased to 12,000,000 Ordinary Shares at an Extraordinary General Meeting held on 25 January, 2007. Employees, officers, consultants and independent contractors are eligible persons under the plan.

Effective 1 January, 2006, FRS 20 was adopted and the comparative amounts were restated where applicable.  The operating loss includes a non cash charge of $2.2 million for the year ended 31 December, 2006 in respect of share-based compensation.  The charge for the year is spilt $1.5 million and $0.7 million between selling, general and administration and research and development respectively.  The corresponding figures the years ended 31 December, 2005 and 2004 are $1.8 million (spilt $1.2 million and $0.6 million between selling, general and administration and research and development respectively) and $0.8 million (spilt $0.5 million and $0.3 million between selling, general and administration and research and development respectively).  There was no stock based compensation charge prior to the adoption of FRS 20.  The adoption of FRS 20 has no impact on the net assets of the Group.

A summary of activity under the 2002 Stock Option Plan for the years ended 31 December 2006 and 31 December 2005 is as follows:

	2006	2006 Weighted Average Exercise Price $	2005	2005 Weighted Average Exercise Price $

Outstanding at January 1,	4,821,952	3.55	4,173,924	6.08
Granted	4,907,666	2.22	1,985,000	1.74
Exercised	(694,643)	1.49	(139,577)	3.31
Forfeited	(70,000)	8.79	(1,197,395)	9.40
Outstanding at December 31,	8,964,975	2.95	4,821,952	3.55
Exercisable at December 31,	2,677,308	5.02	2,359,974	5.66

During the 12 months ended 31 December 2006 and 31 December 2005 all options were granted at the market price. Options outstanding and exercisable at the 12 months ended 31 December 2006 and 31 December 2005 had the following attributes:

	2006 options	2006 Weighted average exercise price $	2005 options	2005 Weighted average exercise price $

Outstanding at 31 December Options granted at market price	7,919,515	2.15	3,558,158	1.89
Options granted at a discount to the market price	597,793	8.52	781,127	7.57
Options granted at a premium to market price	447,667	9.66	482,667	9.25
Exercisable at 31 December Options granted at market price	1,631,848	2.47	1,143,958	2.60
Options granted at a discount to the market price	597,793	8.52	736,682	8.03
Options granted at a premium to market price	447,667	9.66	479,334	9.29

The weighted average fair value of the stock options granted during the year ended 31 December 2006 was $1.58 (31 December 2005: $1.07).

For the 12 months ended 31 December 2006, we received $1,037,000 from the exercise of share options. There were no option expirations in the period.

The following assumptions were used to estimate the fair values of options granted:

	Year ended 31 December 2006	Year ended 31 December 2005
Options granted at the market price risk free interest rate (percentage)	4.47	3.95
Volatility (percentage)	98%	106%
Expected forfeiture rate (percentage)	5%	—
Dividend yield	—	—
Expected option life	—	—
Forced exercise rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

Employee stock options generally vest over a three-year service period. Employee Stock Options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognised over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end 31 December 2006. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

In 2006, the Group accelerated the vesting of 118,750 options held by terminated employees. In 2005, the Group accelerated the vesting of 412,600 options held by terminated employees. The Group recorded an expense of $84,000 and $737,000 in 2006 and 2005 respectively for options with accelerated vesting terms. The unvested component of these options has been expensed in the period in which the employees were terminated.

Exercise Price($)	Date of Expiry	Number Outstanding at 31 December 2006	Number Exercisable at 31 December 2006	Number Outstanding at 31 December 2005	Number Exercisable at 31 December 2005
2.30	7-Dec-16	3,521,666	—	—	—
2.23	24-Oct-16	10,000	—	—	—
2.65	19-Sep-16	10,000	—	—	—
2.45	27-Jul-16	10,000	—	—	—
2.40	9-Jul-16	10,000	—	—	—
2.38	5-Jun-16	20,000	—	—	—
2.95	4-May-16	40,000	—	—	—
2.86	6-Apr-16	30,000	—	—	—
3.26	19-Mar-16	20,000	—	—	—
3.46	3-Feb-16	100,000	—	—	—
2.72	27-Jan-16	80,000	—	—	—
1.95	16-Jan-16	500,000	—	—	—
1.53	12-Jan-16	431,000	—	—	—
1.35	11-Jan-16	120,000	—	—	—
1.18	12-Dec-15	10,000	3,333	10,000	—
1.16	2-Dec-15	325,000	108,333	325,000	—
1.50	27-Sep-15	100,000	33,333	100,000	—
1.49	20-Sep-15	20,000	6,667	20,000	—
1.42	9-Sep-15	10,000	3,333	10,000	—
1.44	1-Sep-15	20,000	6,667	20,000	—
1.37	13-Jul-15	20,000	6,667	20,000	—
1.09	28-Jun-15	200,000	200,000	200,000	200,000
1.09	28-Jun-15	160,000	53,333	160,000	—
1.30	10-Jun-15	500,000	—	500,000	—
2.43	28-Mar-15	10,000	3,333	10,000	—
3.04	28-Feb-15	550,000	316,667	550,000	100,000
2.40	28-Nov-14	20,000	13,333	20,000	6,667
1.25	7-Oct-14	40,000	26,667	40,000	13,334
0.84	20-Jul-14	170,000	113,333	357,500	135,833
0.84	6-Jul-14	375,000	250,000	375,000	125,000
2.38	21-Nov-13	70,000	70,000	70,000	70,000
3.37	22-Jul-13	10,000	10,000	20,000	16,667
2.82	28-Apr-13	40,000	40,000	40,000	26,667
2.82	30-Mar-13	—	—	133,334	88,889
2.82	28-Feb-13	—	—	—	—
3.17	23-Feb-13	40,000	40,000	105,933	70,622
6.13	18-Feb-13	10,000	10,000	20,000	20,000
3.10	5-Nov-12	195,000	195,000	236,667	236,667
3.33	16-Aug-12	15,000	15,000	15,000	15,000
3.46	18-Jul-12	60,000	60,000	60,000	60,000
8.81	15-May-12	5,000	5,000	5,000	5,000
12.00	28-Apr-12	—	—	—	—
15.75	31-Mar-12	—	—	—	—
13.26	3-Mar-12	80,000	80,000	80,000	80,000
13.26	3-Mar-12	—	—	—	—
17.65	17-Feb-12	—	—	—	—
12.77	13-Feb-12	—	—	—	—
19.70	10-Feb-12	20,000	20,000	20,000	20,000
16.80	3-Feb-12	—	—	—	—
17.65	22-Jan-12	186,500	186,500	201,500	201,500
17.37	1-Jan-12	—	—	—	—
16.00	11-Dec-11	—	—	35,000	35,000
21.30	30-Sep-11	15,000	15,000	15,000	15,000
17.03	30-Aug-11	—	—	—	—
12.88	26-Jul-11	6,000	6,000	6,000	6,000

10.00	1-Jul-11	15,000	15,000	15,000	15,000
8.65	3-Jun-11	45,000	45,000	45,000	45,000
1.38	28-Oct-10	10,000	10,000	10,000	10,000
1.15	31-Mar-09	—	—	40,000	40,000
1.25	31-Mar-09	195,791	195,791	434,600	205,710
3.17	31-Mar-09	65,933	65,933	—	—
3.10	31-Mar-09	26,667	26,667	—	—
7.22	30-Nov-08	5,000	5,000	5,000	5,000
3.00	30-Nov-08	51,293	51,293	51,293	51,293
3.00	30-Nov-08	10,000	10,000	10,000	10,000
5.00	23-Nov-08	250,000	250,000	250,000	250,000
25.00	23-Nov-08	100,000	100,000	100,000	100,000
1.25	31-Jan-07	5,125	5,125	80,125	80,125
5.40	3-Dec-04	—	—	—	—
		8,964,975	2,677,308	4,821,952	2,359,974

29.  Share premium account and reserves

Group
	Capital redemption reserve	Treasury shares	Share premium account	Profit and loss account*	Total
	$’000	$’000	$’000	$’000	$’000

At 1 January 2005	27,633	(217)	87,075	(101,004)	13,487
Premium on share issues	—	—	40,966	—	40,966
Share issuance costs	—	—	(3,944)	—	(3,944)
Share based compensation	—	—	—	1,840	1,840
Loss for the year	—	—	—	(20,547)	(20,547)
At 31 December 2005	27,633	(217)	124,097	(119,711)	31,802
Premium on share issues	—	—	25,212	—	25,212
Share issuance costs	—	—	(2,450)	—	(2,450)
Share based compensation	—	—	—	2,201	2,201
Loss for the year	—	—	—	(26,920)	(26,920)
At 31 December 2006	27,633	(217)	146,859	(144,430)	29,845

Included in profit and loss reserves are share based compensation credits of $4,824,000 and $2,623,000 for 31 December 2006 and 31 December 2005 respectively.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January 2006, see note 28.

Capital redemption reserve

On 21 June, 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Group to purchase the deferred shares in issue. The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the capital redemption reserve.

Treasury shares

During October 2004, Amarin concluded the acquisition of Laxdale. Laxdale has a shareholding in Amarin dating back to November 2000. Under UITF 37 these shares are re-classified as ‘treasury shares’ from investments, where they are recorded in Laxdale’s single entity financial statements, and included as a deduction from shareholders’ funds. At 31 December 2005, Laxdale held 200,797 (2004: 200,797) shares in Amarin. These shares are carried at the value as at the date of acquisition, being the market value of $1.08 per share and total carrying value of $217,000. The nominal value of each share is £0.05.
Company

	Share premium account	Capital redemption reserve	Profit and loss account*	Total
	$’000	$’000	$’000	$’000

At 1 January 2005	84,349	27,633	(109,435)	2,547
Premium on share issue	40,966	—	—	40,966
Share issuance costs	(3,944)	—	—	(3,944)
Share based compensation	—	—	1,840	1,840
Loss for the year	—	—	(11,003)	(11,003)
At 31 December 2005	121,371	27,633	(118,598)	30,406
Premium on share issues	25,212	—	—	25,212
Share issuance costs	(2,450)	—	—	(2,450)
Share based compensation	—	—	2,201	2,201
Loss for the year	—	—	(4,528)	(4,528)
At 31 December 2006	144,133	27,633	(120,925)	50,841

Included in profit and loss reserves are share based compensation credits of $4,824,000 and $2,623,000 for 31 December 2006 and 31 December 2005 respectively.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective 1 January 2006, see note 28.

30.  Capital commitments

Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to $nil at 31 December 2006 (31 December 2005: $nil).

31.  Financial commitments

The Group and Company had annual commitments under non-cancellable operating leases as follows:

	2006 Land and buildings		2005 Land and buildings
	Group $'000	Company $'000	Group $'000	Company $'000

Expiring within one year	59	-	244	—
Expiring between two and five years inclusive	922	433	250	250
Expiring in over five years	254	254	346	346
	1,235	687	840	596

Minimum payments under non-cancellable operating leases for the next five years are as set forth below:

	Land and buildings	Land and buildings
	Group	Company
	$’000	$’000
2007	1,235	687
2008	1,237	687
2009	1,106	687
2010	735	449
2011	559	273
	4,872	2,783

Minimum payments under non-cancellable operating leases for the years 2012 and beyond are $741,000 (Company: $741,000) which are for land and buildings.

On April 27, 2001 the Group acquired a nine year lease for premises in London, U.K. In prior years the rental was £105,500 per annum (approximately $182,000). In November 2005, the rental on these premises was subject to review and was increased to £112,000 per annum (approximately $193,000).  There was no increase during the financial year ended 31 December, 2006.

The Group has annual commitments under non-cancellable operating leases relating to plant and machinery which expire between two and five years. The annual amount payable, per annum for rent is £1,667 (approximately $3,300).

On 1 January, 2006 Amarin Pharmaceuticals Ireland Limited entered in an operating lease relating to land and buildings. This lease expires on June 30, 2007. The annual commitment under the lease is £30,000 (approximately $59,000).

On 22 January, 2007 Amarin Pharmaceuticals Ireland Limited entered into a twenty year operating lease relating to land and buildings which can be cancelled after 5 years. The annual rent payable is £112,000 (approximately ($219,000).

On 4 July, 2006 Amarin Neuroscience Limited entered into an operating lease relating to land and buildings which expires on 3 July 2009. The annual amount payable in year one is £130,500 (approximately $256,000) with an annual increase of 2% thereafter.

Amarin Neuroscience Limited has annual commitments under non-cancellable operating leases relating to plant and machinery which will expire within one year. The annual amount payable, per annum is £1,489 (approximately $3,000).

Following the acquisition of Laxdale Limited on 8 October 2004, further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the U.S. and Europe would result in additional consideration of £7,500,000 payable (approximately $14,700,000 at 2006 year end exchange rates) for each approval to the vendors of Laxdale Limited. The second approval obtained in the U.S. and Europe would result in additional consideration of £5,000,000 payable (approximately $9,800,000 at 2006 year end exchange rates) for each approval, to the vendors of Laxdale Limited.  Such additional consideration may be paid in cash or shares at the sole option of each of the vendors.

32.  Contingent liabilities

The Group is not presently subject to any litigation where the potential risk of significant liability arising from such litigation is considered to be more than remote.

33.  Reconciliation of net cash flow to movement in net funds

	2006	2005
	$’000	$’000

Increase in cash in the year	795	23,745
Cash outflow from lease financing	11	8
Change in net funds resulting from cash flows	806	23,753
Other non-cash items	—	2,000
Foreign exchange differences on cash and borrowings	2,100	(827)
New finance leases	—	(33)
Disposal of finance leases	14	—
Movement in net funds in the year	2,920	24,893
Net funds/(debt) at 1 January	33,882	8,989
Net funds at 31 December	36,802	33,882

34.  Analysis of net funds

	At 31 December 2005	Cash flow	Other non cash changes	At 31 December 2006
	$’000	$’000	$’000	$’000

Cash at bank and in hand	33,907	795	2,100	36,802
Finance leases due after one year	(11)	11	—	—
Finance leases due within one year	(14)	14	—	—
	(25)	25	—	—
Total	33,882	820	2,100	36,802

Movements in finance lease obligations in 2006 relate to the disposal of a finance lease entered into by Amarin Neuroscience for plant and machinery in 2005.

35.  Major non-cash transactions

At 31 December 2006, translation gains of $2,171,000 arise on the translation of Amarin Corporation plc, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited’s euro and sterling cash balances in to U.S. Dollars.

At 31 December 2005, translation losses of $827,000 arise on the translation of Amarin and Amarin Neuroscience Limited’s sterling cash and overdraft balance.

36.  Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $403,000 (year to 31 December 2005: $244,000). At the year end there was a liability of $nil (31 December 2005: liability of $nil).

37.  Post balance sheet events

On January 19, 2007, the Group signed a lease covering 3,251 square feet of office space located at The Oval, Block 3, 1st Floor, Shelbourne Road, Dublin 4.  The lease expires December 2026, with a termination clause in December 2011.

In March 2007, the Group announced the acquisition of a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients. The company plans to initiate a pharmacokinetic trial in 2007 with the objective of commencing efficacy trials in 2008.

On 24 April, 2007, the Group announced top-line results from our two Phase III trials of Miraxion to treat Huntington’s disease. Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints.  At December 31, 2006, the valuation model for Miraxion, which incorporated appropriate industry based risk factors, continued to show that the fair value of Miraxion was in excess of the book value of $9.0 million and on that basis no impairment write down is recognised in respect of the intangible asset at December 31, 2006.  While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, at this stage we deem it appropriate to write off the intangible asset, all of which relates to Miraxion. This is a non-adjusting event for 2006. The write off will occur in the second quarter of 2007 and will impact the net loss and net assets of the group to an amount equivalent to the intangible asset’s carrying value at the date of impairment.

38.  Related party transactions

A. Elan and Amarin Investment Holding Limited

During the years ended 31 December 2004 and 2003, Amarin entered into certain contracts, and varied the terms of other contracts, with Elan which was a related party at the time such transactions were entered into.

During the year ended December 31, 2006, 2005 and 2004, Amarin entered into certain contracts with Amarin Investment Holding Limited which is a significant shareholder and an entity controlled by Amarin’s Chairman, Mr. Thomas Lynch. The directors consider that transactions with Elan and Amarin Investment Holding Limited were entered into on an arm’s length basis. Details of such transactions (together with certain historical detail for reference purposes) involving Elan and Amarin Investment Holding Limited are given below.

Simultaneously with the closing of the asset purchase agreement with Valeant Pharmaceuticals International (“Valeant”) on February 25, 2004, Amarin reached a full and final agreement with Elan regarding the settlement of the outstanding financial obligations. Under the terms of this agreement with Elan, the amount of $24,400,000 then required to discharge the Group’s obligations to Elan was amended so that it would pay Elan approximately $17,195,000 in cash on closing of the Valeant transaction, plus a further payment of $1,000,000 on the successful completion of the Zelapar safety trials to discharge these obligations.

Amarin also issued a $5,000,000 5-year loan note to Elan with capital repayment as follows:

•	$1,500,000 in January 2006;

•	$1,500,000 in July 2007; and

•	$2,000,000 in January 2009.

At Elan’s option, the loan note could have been repaid from proceeds Amarin were due to receive from a $5,000,000 milestone payable by Valeant on the NDA approval of Zelapar. The loan note was also prepayable by Amarin at any time, subject to a prepayment fee of $250,000, and carried an interest rate of 8% per annum.

Additionally, the Group agreed to issue 500,000 warrants to Elan priced at the average market closing price for the Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased at that time from 25.9% to 28.0%.
On September 30, 2004 Amarin Investment Holding Limited declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:

•	4,653,819 ADSs;

•	Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•	US$5 million in aggregate principal amount of Secured Loan Notes due 2009, issued pursuant to a loan note instrument dated February 25, 2004.

The Board of Directors of Amarin reviewed and approved this transaction after consultation with certain of its advisors.

Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment Holding Limited redeemed $3 million of the $5 million in principal amount of loan notes acquired by it for 2,717,391 ordinary shares of Amarin on October 7, 2004. The debt was redeemed at a price of $1.104 per share. This transaction was reviewed by Amarin’s Audit Committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion was subject to a lockup agreement restricting their sale for a period of six months from October 7, 2004. The remaining $2 million in principal amount of the loan notes was payable in January 2009, and interest thereon accrued at the rate of 8% per annum and was payable on a semi-annual basis. Amarin Investment Holding Limited had the option, to redeem such remaining principal amount for ordinary shares at the offering price established by the Group pursuant to any equity financing in excess of $5 million that the Group was conducted in the future, subject to the review of Amarin’s Audit Committee and approval of Amarin’s disinterested directors. AIHL as part of the registered direct offering completed in May 2005, redeemed the remaining $2,000,000 of the loan note and subscribed for 1,538,461 ordinary shares.

B. Future Investment Right

Several of the Group’s directors and officers subscribed for approximately 0.7 million ordinary shares in March 2006 in a registered direct financing. The offer was completed pursuant to certain pre-existing contractual commitments of the Group to investors that participated in a previously completed financing in May 2005.

C. Icon

At December 31, 2006 Sunninghill Limited, a company controlled by Dr. John Climax, held 6.4 million shares and 0.2 million warrants in Amarin (which was approximately 7% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 7% of Icon plc. During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase II study on Miraxion (Trend 2) and to assist Amarin in conducting its U.S. Phase III on Miraxion (Trend 1).  At December 31, 2006 Amarin had incurred costs of $5.1 million ($2.7 million for the 12 months ended 31 December 2006) with respect of direct costs to Icon. At the year end, £54k ($105k) is included in accruals and £0.53m ($1.04m) is included in accounts payable for direct costs payable to Icon. In addition, the Group also reimbursed Icon for $1.2 million of pass through costs which Icon settle on behalf of Amarin.

Our Chairman, Mr. Thomas Lynch has served as an outside director of Icon since January 1996. He is also a member of the Icon audit committee. On March 20, 2006 Dr. Climax subsequently became a non-executive director of the Group.

In November 2006, our audit committee reviewed and approved APIL, a subsidiary of the Group entering into a Master Services Agreement with Icon Clinical Research (U.K.) Limited whereby Icon Clinical Research (U.K.) would provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.

In December 2006, our audit committee reviewed and approved Amarin Neuroscience Limited, entering into a supplemental agreement with Icon Clinical Research Limited whereby Icon Clinical Research Limited would conduct a one year E.U. open label follow-up study to the Phase III study in Huntington’s disease currently nearing completion.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Research Limited to amend the number and location of patient activity in the EU Phase III clinical trial.

D. Approval of related party transactions

All of the above transactions were approved in accordance with our policy for related party transactions. Our policy in 2006 and 2005 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of the Audit Committee or of a majority of the board of directors who do not have a material interest in the transaction.

In March 2006, our remuneration committee and Board of Directors (excluding Mr. Thomas Lynch) reviewed and approved a consultancy agreement between the Group and Dalriada Limited in relation to the provision by Dalriada Limited to the Group of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Group will pay Dalriada Limited a fee of £240,000 ($470,000) per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

In May 2006, our audit committee reviewed and approved an assignment agreement between APIL and Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine.  Dr. Clarke, who is our Vice President of Clinical Development, was the developer of this target product opportunity independently of the Group.  Under the assignment agreement APIL agreed to pay Dr. Clarke initial consideration of £42,000 ($82,000) and a further £742,000 ($1,454,000) in milestone payments on the achievement of certain milestones.  The assignment agreement also provided for APIL to pay Dr. Clarke royalties as a percentage of net sales if we were to sell or license the product.  The royalty percentages applicable are dependant on the level of net sales achieved.

E. Transactions between Group companies

The Group has taken advantage of the exemption in FRS 8 “Related Party Disclosures” not to disclose information relating to transactions between Group companies at 31 December 2006.

Prior to the acquisition of Laxdale on 8 October 2004, the Group funded Laxdale’s working capital. Amarin commenced funding on 7 June 2004 and as at the date of acquisition, Amarin had advanced $1.86 million including interest ($0.03 million), charged at standard commercial rates on an arm’s length basis.

Laxdale Ltd has a license agreement with Scarista Ltd whereby rights to develop products using Scarista’s intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which were Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on 8 October 2004. Under the license agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale’s intellectual property and know-how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercializing the products at normal commercial rates. Under both licenses Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale. For the pre-acquisition period from 1 April 2004 to 8 October 2004, Scarista Limited paid patent fees totalling £98,481 ($177,807). For the pre-acquisition period for the year ended 31 March 2004 Scarista paid patent fees totalling £231,324 ($394,431) (2003: £177,980 ($285,195)), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year ended 31 March 2004 (2003: nil).

Subsequent to the acquisition by Amarin, Laxdale entered into re-negotiated cross-licensing agreements with Scarista Limited which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to market, sell and distribute products utilizing certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into these agreements and the reduction of Scarista’s royalty from 15% to 5%, Laxdale paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to Amarin’s development efforts with respect to Miraxion. In addition, Laxdale granted a license to Scarista pursuant to which Scarista has the exclusive right to market, sell and distribute products utilizing certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology, or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

There were no patent fees recharged from Scarista to Laxdale during the post acquisition period to 31 December 2006 (2005: nil; 2004: nil) and no balance remained outstanding between Scarista and Laxdale at 31 December 2006 (2005: nil; 2004: nil).